                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1


                                AMENDMENT NO. 1

                                       TO

                                  APPLICATION

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Chevron Corporation                           Illinova Corporation
575 Market Street                             500 South 27th Street
San Francisco, California  94105              Decatur, Illinois  62521-2200
(Commission File No. 1-368-2)                 (Commission File No. 1-11327)

Chevron U.S.A. Inc.
1301 McKinney
Houston, Texas  77010

  (Name of companies filing this statement and address of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

David R. Stevenson               William B. Conway, Jr.
Associate General Counsel        Senior Vice President and Chief Legal Officer
Chevron Law Department           Illinova Corporation
Chevron U.S.A. Inc.              500 South 27th Street
P.O. Box 3725                    Decatur, Illinois 62521-2200
Houston, Texas 77253-3725

                  (Names and addresses of agents for service)

                                                     Total Number of pages: 55
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                The Commission is also requested to send copies
            of any communications in connection with this matter to:


For Chevron and Chevron USA:       For Illinova:
---------------------------        ------------

James R. Doty, Esq.                Robert P. Edwards, Jr. Esq.
Baker & Botts, L.L.P.              John D. McLanahan, Esq.
The Warner                         Troutman Sanders LLP
1299 Pennsylvania Avenue, N.W.     600 Peachtree Street, N.E.
Washington, D.C.  20004-2400       Suite 5200
                                   Atlanta, Georgia  30308

                                   For Dynegy:
                                   ----------

                                   Merrill L. Kramer, P.C.
                                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                   1333 New Hampshire Ave., N.W.
                                   Suite 400
                                   Washington, D.C.  20036

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                               TABLE OF CONTENTS

                                                                        Page

Introduction and Request for Commission Action........................    1

Item 1. Description of Proposed Transaction...........................    1

   A. The Participants................................................    1

   B. The Transaction.................................................    7

   C. Reasons for the Transaction.....................................    9

Item 2. Fees, Commissions, and Expenses...............................   10

Item 3. Applicable Statutory Provisions...............................   10

   A. The Section 2(a)(7) Exclusion...................................   11

   B. The Section 3(a)(3) Exemption...................................   23

   C. The Transaction Is Not Subject to Section 9(a)(2) of the Act....   38

   D. The Transaction Satisfies The Requirements of Section 10........   40

Item 4. Regulatory Approval...........................................   41

Item 5. Procedure.....................................................   42

Item 6. Exhibits and Financial Statements.............................   42

Item 7. Information as to Environmental Effects.......................   47

SIGNATURE.............................................................   48

APPENDIX I: The Effect of State and Federal Regulation Upon Illinova..   49


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          The Application previously filed in this proceeding is hereby amended and restated in its entirety to read as follows:

                 INTRODUCTION AND REQUEST FOR COMMISSION ACTION

          Chevron Corporation ("Chevron Corp."), its wholly-owned subsidiary, Chevron U.S.A. Inc. ("Chevron USA"),/1/ and Illinova Corporation ("Illinova" and collectively with Chevron Corp. and Chevron USA, the "Applicants") hereby file an application for an order from the United States Securities and Exchange Commission (the "Commission") finding that, upon the consummation of the merger transactions described in Item 1.B below (the "Transaction"), neither Chevron Corp. nor Chevron USA will constitute a holding company within the meaning of
Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") or, in the alternative, that Chevron Corp. and Chevron USA shall be exempt from all provisions of the Act other than Section 9(a)(2), pursuant to Section 3(a)(3) of the Act.

          Additionally, Applicants show herein that no approval is required under Section 9(a)(2) of the Act. In the alternative, Applicants request that the Commission find that the Transaction is consistent with Section 10 of the Act and approve it pursuant to Section 9(a)(2).

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

     A.  THE PARTICIPANTS.

          The Transaction involves merging a company with energy-related operations, exempt operations, and no public-utility company operations (Dynegy Inc.) with an exempt public-utility holding company (Illinova) which has limited exempt and energy-related operations. Chevron's role has been to accommodate the Transaction, which was initiated by Dynegy Inc. and Illinova.

          1.  CHEVRON CORPORATION.

          Chevron Corp., a Delaware corporation, manages its investments in, and provides administrative, financial, and management support to, domestic and foreign subsidiaries and affiliates that engage in fully-integrated petroleum and chemical operations in the United States and approximately 90 other countries./2/ Chevron Corp.'s stock is listed on the New York, Chicago, and Pacific Exchanges, and it is a reporting company under the Securities Exchange Act of 1934, as amended.

_________________________
/1/ Except where the context otherwise requires, Chevron Corp. and Chevron USA are collectively referred to herein as "Chevron."


/2/ Chevron Corp.'s petroleum operations consist of exploring for, developing, and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas, and the many products derived from petroleum; and transporting crude oil, natural gas, and petroleum products by pipelines, marine vessels, motor equipment, and railcar. The chemical operations of Chevron Corp. include the manufacture and marketing of a wide range of chemicals for industrial uses. Chevron Corp. is currently in the process of selling its remaining interests in coal mining operations.

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          Chevron Corp. had annual revenues in 1998 of over $30 billion, with average annual revenues over the last three years (1996-1998) of $38.8 billion. These revenues yielded $1.34 billion net income in 1998, with a three-year average net income of $2.4 billion.

          Chevron Corp.'s largest business segments are its exploration and production operations and its refining, marketing, and transportation operations. The petroleum activities of the company are widely dispersed geographically, with upstream and downstream operations in the United States and Canada, and upstream operations in Nigeria, Angola, Australia, the United Kingdom, Kazakhstan, Thailand, Indonesia, Norway, Republic of Congo, China, and Venezuela. The company's chemical operations are concentrated in the United States, but also include manufacturing facilities in France, Japan, Brazil, Singapore, and Mexico. Additionally, chemical manufacturing facilities are under construction in China and Saudi Arabia.

          Neither Chevron Corp. nor Chevron USA currently has any public-utility company subsidiaries, neither is an affiliate of a public-utility company, and no part of either company's income is derived from the operations of a public-utility company as defined by the Act.

          Chevron Corp. owns 100% of Chevron USA, a Pennsylvania corporation, which owns approximately 29% of the outstanding common and preferred stock of Dynegy Inc. ("Dynegy"), a leading provider of energy products and services in North America and the United Kingdom. The vast majority of Chevron Corp.'s natural gas production, as well as the natural gas liquids extracted from the gas, are committed to Dynegy under various commercial agreements. In 1998, 73% of Chevron Corp.'s worldwide sales of natural gas were made to Dynegy.

          Additional information regarding Chevron Corp. and its subsidiaries is set forth in the following documents, each of which is incorporated herein by reference:

          (i) Annual Report on Form 10-K of Chevron Corporation (Commission File No. 1-368-2) for the fiscal year ended December 31, 1998, filed on March 31, 1999; and

          (ii) Amendment No. 1 to Quarterly Report on Form 10-Q of Chevron Corporation (Commission File No. 1-368-2) for the quarterly period ended June 30, 1999, filed on August 5, 1999.

          2.  DYNEGY INC.

          Dynegy, as a leading provider of energy products and services in North America and the United Kingdom, is actively engaged in the marketing and trading of natural gas, natural gas liquids, electricity, and coal. It also owns power generation subsidiaries that develop, own, and operate projects that are exempt from the Act, including Exempt Wholesale Generators ("EWGs") and companies with interests in qualifying facilities under the Public Utility Regulatory Policies Act of 1978.

          Dynegy is a Delaware corporation maintaining its principal place of business in Texas. The company's stock is listed on the New York Stock Exchange. In addition to Chevron

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USA, Dynegy has two industrial shareholders: NOVA Gas Services (U.S.) Inc., a
Delaware corporation ("NOVA"), and BG Holdings, Inc., a Delaware corporation ("BG"), each of which owns approximately 25% of the outstanding voting stock of Dynegy./3/ Of the remaining outstanding voting stock of Dynegy, 11% is owned by management and the balance is publicly owned.

          On August 31, 1996, Chevron USA formed a strategic combination with NGC Corporation ("NGC"), Dynegy's predecessor, whereby substantially all of Chevron USA's mid-stream natural gas marketing and natural gas processing and natural gas liquids marketing operations were transferred to NGC's operations in exchange for stock constituting the shares of Dynegy which Chevron now holds (the "Chevron Combination"). Effective July 1, 1997, NGC acquired Destec Energy, Inc., an independent power producer. During 1998, NGC changed its name to Dynegy Inc. Pursuant to agreements entered into as part of the Chevron Combination, Dynegy has the obligation to purchase and the right to market substantially all of the natural gas and gas liquids produced by Chevron USA, except those produced in Alaska. In addition, pursuant to other agreements, Dynegy supplies natural gas and natural gas liquids feedstocks to Chevron's United States refineries and chemical plants./4/

          Dynegy is presently pursuing an integrated wholesale energy business strategy based on the convergence of energy markets. This strategy exploits the marketing, trading, and hedging opportunities existing in the natural gas and power markets, which can be most effectively realized by the control and optimization of related physical assets. Dynegy treats its gas and power marketing and power generation businesses as an integrated unit. Dynegy considers that: (i) ownership or control of merchant generation, or "Btu Conversion" capacity, when coupled with Dynegy's national wholesale gas and power marketing operations, creates a wide range of value-creation opportunities; (ii) Dynegy's wholesale trading and marketing franchise adds value to its generation assets by providing national market access, market infrastructure and intelligence, risk management and arbitrage opportunities, fuel management and procurement expertise and transmission expertise for inputs
(gas) and outputs (power); (iii) generation capacity adds value to Dynegy's wholesale trading and marketing franchise by providing a source of reliable power, an enhanced ability to structure innovative new products and services for customers, and a market for natural gas; and (iv) by aligning its operations with the

__________________________
/3/ NOVA is an indirect, wholly-owned subsidiary of NOVA Chemicals Corporation, a Canadian corporation. BG is an indirect, wholly-owned subsidiary of BG plc, a British corporation.

/4/ Chevron Corp. also enjoys certain business opportunities and benefits under an Operating Agreement (the "Caltex Operating Agreement") with Texaco Inc. ("Texaco"), concerning Caltex Petroleum Corporation, a Delaware corporation ("Caltex"), that is a joint venture of Chevron Corp. and Texaco. Dynegy has entered into a Scope of Business Agreement with Chevron Corp. relating to the Caltex Operating Agreement, pursuant to which Dynegy and Chevron Corp. facilitate discussion of Caltex-related commercial opportunities suitable for exploitation in whole or in part by Dynegy. The Certificate of Incorporation of Dynegy contains (and the Articles of Incorporation of New Dynegy will contain) provisions precluding Dynegy from effecting a sale of petroleum products (other than natural gas) intended for consumption or resale in certain parts of Africa, most of Asia, Australia and other areas of the Pacific west of the International Date Line, except pursuant to the process established by the Scope of Business Agreement or as Chevron may otherwise approve in a shareholder vote. See Midstream Combination Corp. Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Commission on August 1, 1996, Registration No. 333-09419, at 25, 53.

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power generation base and experience of Illinova, Dynegy expects to enhance the value of its power generation and power marketing capabilities.


          Additional information regarding Dynegy and its subsidiaries is set forth in the following documents, to which reference is made:

          (i) Annual Report on Form 10-K of Dynegy Inc. (Commission File Number 1-11156) for the fiscal year ended December 31, 1998, filed on March 30, 1999;

          (ii) Quarterly Report on Form 10-Q of Dynegy Inc. (Commission File Number 1-11156) for the quarterly period ended June 30, 1999, filed on August 16, 1999;

         (iii) Current Report on Form 8-K of Dynegy Inc. (Commission File Number 1-11156), filed on June 14, 1999; and

          (iv) Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333-84965), filed with the Commission on September 7, 1999 (the "New Dynegy Registration Statement").

          3.  ILLINOVA CORPORATION.

          Illinova Corporation ("Illinova") is a public-utility holding company exempt from registration under Section 3(a)(1) of the Act. It is incorporated and maintains its principal place of business in the State of Illinois, and its common stock is listed on the New York and Chicago Stock Exchanges. Illinova owns six principal operating subsidiaries: Illinois Power Company, a combination electric and gas public-utility company ("Illinois Power"), Illinova Generating Company ("Illinova Generating"), Illinova Energy Partners, Inc. ("Illinova Energy"), Illinova Insurance Company ("Illinova Insurance"), Illinova Power Marketing, Inc. ("Illinova Marketing"), and Illinova Business Enterprises ("Illinova Business").

          Illinova's revenues for 1998 were $2.43 billion, producing a net loss of $1.38 billion. Recently, the public-utility income of Illinova derived from Illinois Power has been negative and is the primary source of Illinova's consolidated net loss. In 1998, approximately 73% of Illinova's operating revenues were derived from Illinois Power's sale, transmission and distribution of electricity, and 12% of Illinova's operating revenues were derived from Illinois Power's sale and transportation of natural gas. Approximately 15% of Illinova's operating revenues came from its other, diversified enterprises in 1998.

          Illinois Power is Illinova's principal public-utility company subsidiary and is engaged in the generation, transmission, and distribution of electric energy and the sale of electric

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energy at wholesale and retail./5/ Illinois Power also owns facilities for the distribution of natural gas and is engaged in the sale of natural gas at retail. Illinois Power provides traditional utility service subject to state regulation to approximately 570,000 retail electric and 400,000 retail gas distribution customers located throughout central Illinois, and also transmits and sells power at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC"). Illinova's electric utility and gas utility systems operate on an integrated basis. All of the company's utility assets are located in the State of Illinois. Illinois Power is regulated by the Illinois Commerce Commission ("ICC") and the FERC.

          Currently, Illinois Power owns a total of approximately 3,812 MW of fossil-fired generating capacity. In addition, Illinois Power currently owns a 930 MW nuclear generating facility located near Clinton, Illinois./6/ Illinova has entered into a definitive agreement to sell that facility to Ameren Energy Company, L.L.C., subject to regulatory approvals, including approval by the Nuclear Regulatory Commission. On September 10, 1999, the FERC approved the transfer of Illinois Power's fossil-fired generating capacity to Illinova Marketing, a wholly-owned subsidiary of Illinova./7/ The ICC had previously approved the transaction on July 8, 1999./8/ Within one year of the closing of the Transaction, Illinova Marketing will obtain status as an EWG.

          Illinova Generating is Illinova's wholly-owned independent power subsidiary. In addition to its minority interest in EEInc, Illinova Generating currently owns interests in EWGs and in qualifying facilities located throughout North America, as well as interests in several generation facilities located outside of North America. The North American facilities total 821 MW with an 830 MW plant under construction.

          Illinova Energy is Illinova's wholly-owned subsidiary that engages in the brokering and marketing of electric power and gas, and the development and sale of energy-related services to the competitive unregulated energy market throughout the United States and Canada. Illinova Energy owns interests in several gas marketing companies.

____________________________
/5/ Illinova's other "public-utility company" subsidiary is Electric Energy Incorporated ("EEInc"), which maintains its principal place of business in Joppa, Illinois. Illinova Generating owns 20% of the stock of EEInc. The revenues and net income of EEInc are not material to Illinova's total public-utility revenues and income. EEInc was incorporated in 1950 for the purpose of generating electricity for sale to the United States government nuclear processing plant near Paducah, Kentucky. Approximately 70% of the revenues associated with the Joppa plant are derived from sales to the United States Department of Energy under a contract that extends until 2005. Sponsoring utilities, including Illinois Power, purchase power in excess of the federal
government's requirements.   The Commission has for many years recognized this
project as sui generis and that EEInc "does not itself sell electricity to private consumers of the type the Act is designed to protect and does not have any securities in the hands of public investors." Union Electric Co., Holding
Co. Act Release No. 14615, 40 SEC 1072 (Apr. 2, 1962).   See also Illinova
Generating Co., SEC No-Action Letter, 1996 WL 679234 (Oct. 22, 1996).

/6/ See Exhibit 10.1 to Quarterly Report on Form 10-Q of Illinova Corporation and Illinois Power Company for the quarterly period ended June 30, 1999.

/7/ Illinois Power Co., FERC Docket No. EC99-90-000 (Sept. 10, 1999).

/8/ ICC Docket No. 99-0209 (July 8, 1999).

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          Illinova Insurance is an insurance company licensed by the State of
Vermont. The primary business of Illinova Insurance is to insure the risks of the subsidiaries of Illinova and the risks related to or associated with their business enterprises.

          Illinova Business is a wholly-owned subsidiary of Illinova. The primary business of Illinova Business is to account for miscellaneous business activities not regulated by the ICC or FERC and not falling within the business scope of other Illinova subsidiaries.

          As discussed in Appendix I to this Application, recent federal and state regulatory initiatives have the following implications for Illinois Power and Illinova:

        . Illinois Power is required to maintain transmission interconnections with numerous major regional electric utilities and power supply regions and provide open access transmission service.

        . Illinois Power is ceding operational control of its transmission system to a regional Independent System Operator.

        . Illinois Power is required to implement open access transmission on its distribution system to facilitate energy competition for retail electric customers and to provide nondiscriminatory delivery service to its retail customers.

        . Illinois Power is required to implement retail rate reductions and to maintain a retail rate freeze.

        . Illinois Power is expected to recover regulatory transition charges (estimated at $55 to $135 million per year), purchased power costs (estimated to be approximately $600 million per year), and the revenue requirement associated with transmission and distribution through its frozen retail rates.

Illinois Power estimates that the regulatory changes initiated by the FERC and the State of Illinois and Illinois Power's resulting restructuring will reduce its gross utility plant account from the 1998 level of $6.168 billion/9/ to $3.091 billion in 2000/10/ and its electric revenues from the 1998 level of $1.781 billion/11/ to $1.168 billion in 2000./12/ Over half of the year 2000 revenues will constitute recovery of regulatory transition costs and purchased power costs. As a result of state and federal restructuring of energy markets, the ability of Illinova to compete effectively has

_________________________
/9/ See Consolidated Balance Sheets, Annual Report on Form 10-K of Illinova and Illinois Power for the fiscal year ended December 31, 1998.

/10/ See Projected pro forma Balance Sheet of Illinois Power, 2000-2003 reflecting sale of Clinton Nuclear Plant, attached hereto as Exhibit L.1.

/11/ See Market shares for Electric Companies in Illinois and Bordering States, at 2, attached hereto as Exhibit N.6.

/12/ See Projected pro forma Income Statement of Illinois Power, 2000-2003 reflecting sale of Clinton Nuclear Plant, attached hereto as Exhibit L.2.

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become essential to its success as a business enterprise and to its ability to attract capital at a reasonable cost.

          Additional information regarding Illinova and its subsidiaries, including Illinois Power, is set forth in the following documents, each of which is incorporated herein by reference:

          (i) Annual Report on Form 10-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998, filed on March 29, 1999;

          (ii) Quarterly Report on Form 10-Q of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the quarterly period ended June 30, 1999, filed on August 16, 1999;

         (iii) Current Report on Form 8-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004), filed on June 18, 1999; and

          (iv) New Dynegy Registration Statement.

      B.  THE TRANSACTION.

          The Transaction involves a combination of Dynegy and Illinova through a series of mergers, resulting in the formation of a new public-utility holding company ("New Dynegy") incorporated in the State of Illinois./13/ Chevron and Illinova understand that New Dynegy will separately file, under Rule 2 of the Commission's regulations, notification of its status as a holding company exempt under Section 3(a)(1) of the Act on the same grounds as presently claimed by Illinova. New Dynegy will initially have two wholly-owned subsidiaries, an Illinois corporation/14/ and a Delaware corporation,/15/ that will serve as acquisition companies. Illinova will be merged with the Illinois acquisition company with Illinova surviving the merger, and Dynegy will be merged with the Delaware acquisition company with Dynegy surviving the merger. As a result, upon completion of the Transaction, Illinova and Dynegy will be wholly-owned subsidiaries of New Dynegy. The parties intend to simplify the New Dynegy holding company structure after the Transaction by eliminating one tier and qualifying Illinova Marketing as an EWG.

________________________
/13/ New Dynegy is incorporated in Illinois as Energy Convergence Holding
Company.

/14/ Energy Convergence Acquisition Corporation.

/15/ Dynegy Acquisition Corporation.

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          In the Transaction, each shareholder of Dynegy will elect to receive either cash or shares in New Dynegy./16/ However, only approximately 40% of the shares of Dynegy Common Stock will be exchangeable for cash, and the remaining shares of Dynegy will be exchangeable for shares of New Dynegy Class A Common Stock, Class B Common Stock, or Series A Preferred Stock./17/ Each share of Illinova common stock will be exchangeable for one share of New Dynegy Class A Common Stock. As a result, slightly more than one-half of New Dynegy's voting stock will be held by former Dynegy shareholders.

          Although BG and NOVA have elected to receive all cash, the 40% limit on the cash portion of the merger consideration results in their receiving at least some portion of their consideration in the form of Series A Preferred Stock. The amount of stock that BG and NOVA will receive is dependent upon the number of shares held by the public shareholders that are tendered for cash. To facilitate the Transaction and assist NOVA and BG in liquidating their investment in Dynegy, Chevron USA has agreed to purchase from New Dynegy additional shares of New Dynegy's Class B Common Stock for an aggregate purchase price of between $200 and $240 million. To the extent that BG and NOVA would otherwise receive less than 75% cash in exchange for shares of Dynegy Common Stock, Chevron USA has agreed to increase its investment, up to a maximum of $240 million. As a result of these repurchase transactions, Chevron USA's ownership interest in New Dynegy upon completion of the Transaction will be approximately 28%.

          Pursuant to an amendment to New Dynegy's Articles of Incorporation (which has been filed with the State of Illinois) and a related shareholder agreement among Dynegy, New Dynegy, Illinova, and Chevron USA dated June 14, 1999 (the "Shareholder Agreement"), so long as Chevron USA owns at least 15% of New Dynegy Common Stock, Chevron USA shall be entitled to vote for the election of three of the fourteen members of the New Dynegy Board of Directors as Chevron USA's representatives (the "Chevron Directors"). Because the holders of Class A Common Stock vote as a separate class for the other eleven directors, Chevron USA has no voice in the selection of such directors and will have no representative on New Dynegy's Nominating Committee, which will propose such directors for election by the holders of Class A Stock. When Chevron USA ceases to own at least 15% of New Dynegy Common Stock, its New Dynegy Class B Common Stock will automatically convert to New Dynegy Class A Common Stock and Chevron USA will no longer have an exclusive right to elect three members of New Dynegy's Board of Directors./18/


_______________________________
/16/ Chevron has agreed to receive all stock in the Transaction. BG and NOVA have, directly or indirectly, elected to receive all cash.

/17/ The New Dynegy Class A Common Stock will be issued to the management and the public shareholders of Dynegy. The New Dynegy Class B Common Stock will be issued to Chevron USA. NOVA and BG will receive New Dynegy Class A Preferred Stock in the Transaction.

/18/ The Articles of Incorporation of New Dynegy contain provisions for cumulative voting by holders of the Class A Common Stock, generally, and therefore Chevron USA might, even with less than 15% of New Dynegy Common Stock, elect one or more members of New Dynegy's Board of Directors, but will have no right to have its designees put forward as nominees. This distinguishes the instant case from circumstances in which acquiring persons have installed or employed cumulative voting to acquire board representation.

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          Under New Dynegy's Articles of Incorporation, Chevron USA shall not be entitled to any more than three representatives on New Dynegy's Board as long as it does not own more than 40% of the outstanding shares of New Dynegy. The Shareholder Agreement provides that Chevron USA may not seek to acquire more than 40% of the outstanding Common Stock of New Dynegy within one year after the closing of the Transaction unless a third party seeks to acquire more than 15% of such Common Stock. Thereafter, Chevron USA may only acquire more than 40% of New Dynegy's Common Stock if it offers to acquire all of the outstanding voting securities of New Dynegy. Any such offer by Chevron USA is subject to a detailed process which gives the New Dynegy Board the ability to solicit competing offers and obligates Chevron USA to sell its stake in the event it is not the winning bidder. In consideration of the consequences to New Dynegy of a sale by Chevron USA of its significant equity position, the Shareholder
Agreement also imposes restrictions on sales by Chevron USA of its shares in New Dynegy.

          To protect its strategic investment in New Dynegy, Chevron has negotiated for certain provisions in the Articles of Incorporation of New Dynegy. The Articles of Incorporation of New Dynegy carry forward and contain provisions in Illinova's current articles of incorporation whereby, consistent with Illinois corporate law and practice, a two-thirds vote will be required to approve certain major transactions, including mergers, consolidations, sales of assets, and liquidation./19/ In addition, if all Chevron Directors present at a meeting vote to do so, they will have the authority under New Dynegy's Bylaws to "block" New Dynegy from entering into certain transactions, so long as Chevron USA owns New Dynegy Class B Common Stock, including (i) a sale of all or substantially all of the liquids business or the gas marketing business of New Dynegy so long as Chevron USA's long-term sale contracts with New Dynegy remain in effect, and (ii) mergers, acquisitions, and other business combinations, sales of businesses or assets, and major transactions, including joint ventures, in which such transactions are valued over $1 billion or one-quarter of New Dynegy's market capitalization, whichever is greater.

          While these are customary minority-protection rights, Chevron's exercise of these rights is limited by other provisions. Under the Shareholder Agreement, if Chevron USA exercises such rights twice within a 24-month period or three times during any time period, either at the Board of Directors level or on the shareholder level (other than to block changes to the constituent instruments of New Dynegy which would materially affect such rights), New Dynegy will have certain rights to purchase Chevron USA's shares or require Chevron USA either to sell its shares of New Dynegy to a third party or to give up any future blocking rights.

      C.  REASONS FOR THE TRANSACTION./20/

          Illinova seeks a business combination with Dynegy to position Illinova to compete in the increasingly competitive wholesale and retail energy markets that have developed as a result


_________________________
/19/ This will include, pursuant to Article 4 of the Articles of Incorporation of New Dynegy, the preservation of certain ongoing strategic relationships under the Caltex Operating Agreement, referenced in note 4, supra.

/20/ Each of Dynegy and Illinova were advised by and received the written opinions of their respective financial advisors with respect to certain aspects of the Transaction. See New Dynegy Registration Statement at 47-68, and Appendices III, IV and V thereto.

of state and federal regulatory change. In these restructured markets, Illinova expects that customers, whether wholesale or retail, will purchase generated electricity separately from transportation (transmission and distribution) services. In the case of electricity, recently enacted Illinois legislation provides that customers will have a choice in selecting their electricity provider, regardless of the geographic proximity of the source of physical generation to the customer. It is likely that the retail natural gas service market will soon function in a similar manner.

          Illinova believes Dynegy will complement the utility operations of Illinois Power and allow Illinova to combine its small energy trading operations with the larger trading and marketing operations of Dynegy. A broader slate of energy products and an effective marketing organization will permit Illinova to remain competitive both for customers and for capital needed for exempt operations and public-utility company operations. Maintaining a viable energy business affiliated with Illinova's public-utility company operations will help assure that consumers receive reliable service at competitive, market-driven prices. The Transaction will result in an infusion of equity capital from Chevron, a strategic investor that is not seeking to control public-utility company operations, and the formation by the merged firm of a robust, exempt energy generation and marketing business. This development, occurring in the wake of Illinova's quasi-reorganization, will enable Illinova to maintain competitive viability and the ability to attract capital at a reasonable cost. Illinova believes that as a result of the Transaction, the energy-related operations of Illinova will contribute significantly toward lowering the overall cost of the restructured utility service received by consumers in Illinois, and that Illinova will achieve improved earnings for investors./21/

          Dynegy believes that the Transaction will advance its strategic plan through the addition of strategically located generation assets, which will enable Dynegy to enhance its position as one of the nation's leading energy merchants. Dynegy believes that a marketing enterprise such as Dynegy can achieve a greatly enhanced value through a combination with a traditional public-utility system that possesses a substantial installed base of generation and substantial management experience with the ownership and operation of power generation./22/


ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.

          The fees, commissions, and expenses to be paid or incurred, directly or indirectly by all parties, in connection with the Transaction are estimated to total approximately $46 million, including investment bankers' fees of approximately $29 million.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

          Chevron is entitled to exclusion from all of the provisions of the Act pursuant to Section 2(a)(7) thereof because Chevron will not, directly or indirectly, control New Dynegy or


_________________________
/21/ A discussion of Illinova's reasons for entering into the Transaction is set forth in the New Dynegy Registration Statement at pages 39-41.

/22/ A discussion of Dynegy's reasons for entering into the Transaction is set forth in the New Dynegy Registration Statement at pages 37-39.

its public-utility company subsidiary, Illinois Power, and the Transaction does not involve the creation of an impermissible "controlling influence" within the meaning of Section 2(a)(7).

          Should the Commission conclude that Chevron will be a "holding company" within the meaning of the Act, Chevron is entitled to an exemption from all provisions, except Section 9(a)(2), pursuant to Section 3(a)(3). Section 3 of the Act provides that the Commission upon application shall by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a)(1) through 3(a)(5) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Section 3(a)(3) of the Act is applicable to Chevron because, following the Transaction, Chevron would be "only incidentally" a holding company, as it will remain primarily engaged and interested in non-utility businesses, and will not derive a material part of its income from a public-utility company.

          As discussed below, Section 9(a)(2) should not apply to the Transaction because EEInc should not be considered a separate public-utility company affiliate within the contemplation of the Act. However, to the extent that the Commission finds Section 9(a)(2) applicable, the Transaction fully satisfies the requirements for Commission approval under Section 10 of the Act.

      A.  THE SECTION 2(A)(7) EXCLUSION.

          Chevron's interest in New Dynegy will not confer the type of voting control the Commission has equated to the ability to exercise a "controlling influence" over public-utility company operations so as to warrant regulation as a "holding company" under the Act. Section 2(a)(7) of the Act defines a "holding company" to be any company which directly or indirectly owns 10% or more of the outstanding voting securities of a public-utility company or a holding company, or any person determined by the Commission to exercise such "controlling influence" over the management or policies of a public-utility company or a holding company as to make it necessary in the public interest for such person to be subject to the Act./23/

_________________________
/23/ Section 2(a)(7) defines "holding company" as:

        (A) any company which directly or indirectly owns, controls, or holds with the power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a company which is a holding company by virtue of this clause or clause (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

        (B) any person which the Commission determines, after notice and opportunity for hearing, directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

     Act (S) 2(a)(7).

          Section 2(a)(7)(B) sets forth the circumstances under which the Commission shall declare a company not to be a holding company:

          The Commission, upon application, shall by order declare that a company is not a holding company . . . if the Commission finds that the applicant (i) does not, either alone or pursuant to an arrangement or understanding with one or more other persons, directly or indirectly control a public-utility or holding company either through one or more intermediary persons or by any means or device whatsoever,
          (ii) is not an intermediary company through which such control is exercised, and (iii) does not, directly or indirectly, exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to [the Act]./24/

          Notably, Section 2(a)(7) expressly contemplates the possibility of a Commission finding of "no controlling influence" without regard to the percentage of voting securities held in the public-utility or holding company./25/ Under Section 2(a)(7)(A), the 10% threshold of voting securities owned, controlled, or held with power to vote, serves only as a reference point for the Commission's analysis thereunder. The statutory language is clear that the 10% threshold is merely a benchmark, the only operative effect of which is to implicate the Commission's duty to engage in a further analysis of "control" and "controlling influence."/26/

          Ultimately, the existence of a "controlling influence" is a "factual determination to be ascertained in the Commission's expert judgment by the weighing of circumstantial evidence and the drawing of reasonable inferences therefrom."/27/ When exercising this judgment, the Commission has pointed to a number of factors as potentially indicative that a particular entity exercises a controlling influence over another company. Key factors include: (i) the role of the


______________________________
/24/  Act (S) 2(a)(7)(B).

/25/ In other contexts of the federal securities laws, once the statutory ownership threshold is crossed, certain "control" concepts and consequences generally operate automatically and without implicating any further discretionary finding by the Commission. See, e.g., Securities Exchange Act of 1934 (S)(S) 13(d), 16(b); Investment Company Act of 1940 (S)(S) 2(a)(3), 12(d).

/26/ The ownership of less than 10% of the outstanding voting securities of a public-utility company or holding company creates a presumption that the owner is not a holding company. See, e.g., Western Resources, Inc., SEC No-Action Letter, 1997 WL 737772 at *9-*10 (Nov. 24, 1997). However, even if a company owns more than 10% of the voting securities of a public-utility company, the "controlling influence" presumption may be rebutted. See, e.g., Koppers Co., Holding Co. Act Release No. 3812, 12 SEC 184 (Sept. 28, 1942); Filtration Sciences Corp., Holding Co. Act Release No. 24933, 44 SEC Docket 340 (Aug. 3,
1989) (14.06% ownership of voting securities does not result in a controlling influence).

/27 / American Gas & Elec. Co. v. SEC, 134 F.2d 633, 642 (D.C. Cir. 1943), cert. denied, 63 S.Ct. 1318 (1943).

applicant in the organization of the allegedly controlled company;/28/ (ii) the presence of persons affiliated with the applicant among the board of directors and officers of the allegedly controlled company;/29/ and (iii) the existence of inter-company contracts between the applicant and the allegedly controlled company./30/ None of these factors, individually or in the aggregate, nor the 10% threshold, creates a bright line test for establishing a "controlling influence." In each case, the Commission is called upon to make an appropriate determination in light of all the facts and circumstances. The ultimate issue is whether the applicant exercises "such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" that the Act apply./31/ The statutory language is clear that it is this final determination, regarding the broadly-stated policy of public interest and the protection of investors and consumers, which should shape the inquiry--not numerical percentages of ownership.

          1. FIRST FACTOR - CHEVRON'S ROLE AS AN ACCOMMODATING, NOT AN INITIATING, PARTY.

          Chevron USA is a major producer of oil, natural gas, and natural gas liquids. Its parent, Chevron Corp., is one of the major, worldwide, integrated oil and gas companies. As such, neither company currently owns, or is an active acquirer of, domestic utility assets. It has been Chevron's strong preference that New Dynegy not be the owner of a public-utility company.

          In that connection, it is highly relevant that Chevron did not initiate the Transaction and is not a party to the Merger Agreement./32/ Dynegy and Illinova have perceived synergies and benefits to both constituent parties to this combination. As stated in their joint press release, the combining companies perceive benefits for Illinova's regulated utility operations without any corresponding risk to the integrity and independent operating policies of those regulated utility assets, such as might require their disposition. Dynegy and Illinova have prevailed upon Chevron to support the Transaction out of considerations relating to the commercial integrity and long-term benefits of the Transaction to Illinova, Dynegy, and New Dynegy.

          Moreover, as also disclosed in the joint press release, Chevron's willingness to invest up to $240 million in New Dynegy equity, as well as its agreement to exchange all of its existing Dynegy shares for New Dynegy shares, is a prerequisite of Dynegy's ability to enter into the Transaction. This substantial Chevron investment in New Dynegy is required to permit NOVA and BG to exchange a significant portion of their shares for cash in the merger, thereby

__________________________
/28/ See, e.g., id. at 636-37.

/29/ See, e.g., Employee Welfare Assoc., 4 S.E.C. 792 (Apr. 14, 1939).

/30/ See, e.g., Hartford Gas Co. v. SEC, 129 F.2d 794, 797 (2d Cir. 1942).

/31/ Act (S) 2(a)(7)(B) (emphasis added).

/32/ For a discussion of the background relating to the Transaction, see the New Dynegy Registration Statement at 33-37.

broadening New Dynegy's shareholder base. In this respect also, it is significant that Chevron is not an initiating party, but an accommodating, strategic investor in New Dynegy./33/

          Chevron does not own and has not set out to acquire an interest in a public-utility company or a holding company. It would therefore represent an anomalous reading of the Act if now, in evaluating the Transaction, Chevron were required to choose among (i) requiring premature divestiture by Illinova of its subsidiary's public-utility facilities, which are regulated by the ICC and FERC;
(ii) registering under the Act; or (iii) blocking the Transaction so as to avoid registration. Here, the absence of any purpose by Chevron to achieve a "controlling" interest in a public-utility company or holding company, evident from the historical context of the Transaction, is a significant factor which should be given considerable weight in the Commission's analysis.

          2. SECOND FACTOR - CHEVRON'S CONTINUING POSITION AS A STRATEGIC INVESTOR IN NEW DYNEGY: CHEVRON IS A MINORITY EQUITY HOLDER WITHOUT POWER TO CONTROL, EXERCISE A "CONTROLLING INFLUENCE" OVER, OR OTHERWISE DIRECT THE DAY-TO-DAY OPERATIONS OF NEW DYNEGY OR ILLINOIS POWER.

          Chevron's long-term investment in Dynegy was made to allow Chevron to focus on its core exploration and production business while still participating (through its equity ownership in Dynegy) in the strategically related business of marketing natural gas and natural gas liquids, providing midstream services (gathering, treating, and processing natural gas), and providing gas for wholesale electric generation. Chevron has no strategic interest in owning Illinois Power and will not be in a position, by virtue of its ownership or otherwise, to exercise any control or "controlling influence" over the day-to-day business activities of Illinois Power or Illinova either directly or indirectly through New Dynegy, nor have any incentive to seek such control. This is evident from the following:

        . Chevron has no facilities within the Illinois Power territory that receive service from Illinois Power.

        . Chevron has committed to sell much of its natural gas and natural gas liquids to Dynegy with pricing provisions that are not tied to or in any way affected by any resale of these fuels to Illinois Power. Because of this existing commitment to Dynegy, which will be unchanged by the Transaction, Chevron cannot enter into agreements to supply these fuels to Illinois Power.

        . Most of Illinova's power generation derives from coal-fired generating stations with long-term coal supply contracts in place. Although Chevron currently owns a coal-producing company, it is in the process of selling that company to a third party.

________________________
/33/ See, in this regard, the Subscription Agreement, dated as of June 14, 1999, between Chevron USA and New Dynegy (the "Subscription Agreement") and the Shareholder Agreement, which are the principal Transaction documents to which Chevron USA is a party and which substantiate the role of Chevron as an ancillary, accommodating participant in the Transaction.

        . The ICC has comprehensive jurisdiction over Illinois Power, including express statutory authority to regulate affiliate transactions.

        . FERC requires, as a condition of not setting for hearing an application for merger approval under Section 203 of the Federal Power Act, that applicants commit to standards of conduct that prohibit any abuse of affiliate transactions. Illinova and Dynegy have made the requisite commitments to FERC in their Section 203 filing concerning the Transaction./34/

        . The upstream natural gas market is highly competitive, as Congress acknowledged in deregulating wellhead natural gas production, and downstream energy markets are highly competitive under the regulatory schemes adopted by the State of Illinois and FERC which will eliminate any possibility that Chevron could (assuming contrary to fact any intent) affect the market to its advantage through its post-Transaction affiliation with Illinova and Illinois Power.

          Accordingly, in the near-term and long-term deregulated power generation and energy supply environment, except insofar as it is a minority stockholder of New Dynegy, Chevron will not have any interest in or opportunity to influence the day-to-day operations of Illinois Power, such as in its arrangements for the purchase of fuel or sale of power.

          The Commission and its Staff have demonstrated considerable flexibility in a wide range of situations in granting exclusions under Section 2(a)(7) of the Act. The Commission's order declaring Kaneb Pipeline Company ("Kaneb") not to be a holding company with respect to a gas utility company is instructive. There, the Commission found that, notwithstanding Kaneb's ownership of 19.48% of the utility's shares, with the power to call special meetings of shareholders and to elect special directors through cumulative voting, "the record shows an absence of the business, financial or personal relationships between the two managements that are often referred to as indicative of a controlling influence, other than stock ownership."/35/ The Commission determined that a substantial ownership position, of itself, did not confer "control" or create a "controlling influence." The present Application presents a stronger case for exemption because Kaneb actively sought control of the public-utility company and Chevron has not.

          In a similar vein, the Staff advised Cabot Corporation that it would not recommend that the Commission consider Cabot a holding company under Section 2(a)(7), with respect to Cabot's ownership of shares of KN Energy, Inc. following the latter's proposed merger with American Oil and Gas Corporation, a company in which Cabot had an approximate 35% ownership interest./36/ Following the merger, Cabot would have owned over 15% of the voting stock (over 17% fully diluted) of KN Energy. Pursuant to the terms of the merger agreement, the

_____________________________
/34/ See Joint Application of Illinova and Dynegy for Approval of Merger and Request for Expedited Consideration, FERC Docket No. EC99-99-000 (July 23,
1999).

/35/ Kaneb Pipe Line Co., Holding Co. Act Release No. 16250, 43 SEC 976 (Dec. 24, 1968).

/36/  Cabot Corp., SEC No-Action Letter, 1994 WL 381827 (July 6, 1994).

KN Energy board was to be expanded from 10 to 14 directors, with four American Oil and Gas directors being added with a Cabot designee as advisory director. Although Cabot also had in place with American Oil and Gas substantial continuing creditor arrangements, and substantial environmental claim settlement arrangements, to which KN Energy would succeed, these circumstances were not deemed to constitute a controlling influence./37/

          Unlike the circumstances presented in Kaneb, Chevron has not sought to obtain control of Dynegy and has no interest in controlling New Dynegy. In addition to the absence of the types of personal relationships between the management of the two companies such as were present in Cabot, the other circumstances here make a compelling case that Chevron cannot exert a "controlling influence" over New Dynegy, and thus support exclusion of Chevron under Section 2(a)(7) of the Act.

          Further, Chevron will not control or have power to exert a "controlling influence" over the management of New Dynegy. Chevron will not be represented at all in New Dynegy's "management"--it will only be represented on the Board of Directors. Nor will Chevron have a "controlling influence" over the Board of New Dynegy. On a Board of Directors consisting of 14 members, Chevron, as the holder of Class B shares of Common Stock representing approximately 28% of the voting stock of New Dynegy, will have the right to elect only three directors. That Board representation would not increase proportionately should Chevron's equity position in New Dynegy increase./38/

_________________________
/37/ Cabot also had agreed with American Oil and Gas and KN Energy on restrictions on voting Cabot's shares in excess of 9.99% of the voting shares of the merged company and on its dealings with the merged company. It should be noted that although Cabot elected to seek informal, no-action advice from the Staff, there would appear to have been good grounds for Cabot to have sought and received from the Commission a favorable exclusionary finding under Section 2(a)(7), even without such undertakings, in light of all the facts and circumstances of the transaction. Other than as expressly discussed in this Application, there are no such contract or other arrangements between Chevron and Dynegy or Illinois Power relating to the management or control of New Dynegy and its subsidiaries. As discussed in Item 3.A.3 below, such arrangements as do exist are customary minority-protection provisions of the type that have been found consistent with exclusions from holding company status.

/38/ Indeed, Chevron USA is obligated to limit its ownership of New Dynegy's voting securities to 40%, unless, following the first anniversary of the closing, Chevron USA submits a proposal to acquire all New Dynegy shares.

          3. THIRD FACTOR - CHEVRON'S BLOCKING RIGHTS ARE ONLY CUSTOMARY MINORITY SHAREHOLDER-PROTECTION PROVISIONS AND DO NOT AMOUNT TO A "CONTROLLING INFLUENCE.

          As a long-term, strategic investor in Dynegy, Chevron will have rights, as a shareholder of New Dynegy, which are considered customary minority-protection rights regarding transactions not in the ordinary course. The minority protection rights that Chevron will have are consistent with ones that the Staff on numerous occasions has deemed not to constitute "control" or a "controlling influence."/39/

          Chevron's minority-protection rights will be relatively limited. The Articles of Incorporation of New Dynegy would require the affirmative vote of two-thirds of all shares of Common Stock of New Dynegy to approve mergers, consolidations, reorganizations, or sales of assets requiring shareholder approval under the Illinois Business Corporation Act ("IBCA") or the disposition of all or substantially all of New Dynegy's assets./40/ Illinova shareholders currently have this protection: further, this shareholder-protection provision is also statutorily imposed under Illinois law,/41/ even in the absence of a minority shareholder with a demonstrable need to protect a strategic investment. Thus, Chevron has no ability to compel a business combination transaction, sale, or liquidation./42/ These protections are further limited in that Chevron USA's shares of the Class B Common Stock automatically convert to shares of Class A Common Stock (i) in the case of transfers to parties other than Chevron USA's affiliates, or (ii) when Chevron USA and its affiliated transferees cease to hold at least 15% of the issued and outstanding Common Stock, at which time the terms of the three Chevron Directors come to an end.

_____________________________
/39/ See, e.g., Allied Chem. & Dye Corp., Holding Co. Act Release No. 1600, 5 SEC 151, 155 (June 22, 1939) (veto power over certain corporate actions does not necessarily give rise to a controlling influence); Torchmark Corp., SEC No-Action Letter, 1996 WL 303056 (Jan. 19, 1996) (Staff gave no action advice under
Section 2(a)(7) where limited partner enjoyed significant approval rights that protected investment). See also Cinergy, Holding Co. Act Release No. 26562 (Aug. 28, 1998) (veto power over major corporate actions does not convert ownership interest into "voting securities" and does not give rise to affiliation under
Section 2(a)(11)); Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30,
1997) (same); Commonwealth Atlantic Ltd. Partnership, SEC No-Action Letter, 1991 WL 243169 (Oct. 30, 1991); Dominion Resources, SEC No-Action Letter, 1988 WL 233963 (Jan. 21, 1988); Nevada Sun-Peak Ltd. Partnership, SEC No-Action Letter, 1991 WL 178782 (May 14, 1991); Colstrip Energy Ltd. Partnership, SEC No-Action Letter, 1988 WL 234462 (June 30, 1988).

/40/ An excerpt setting forth these provisions is attached hereto as Exhibit A-2 (see Article 4, Paragraph 2(C)(3)(c)(i), "Voting").

/41/ The IBCA requires that for a merger, consolidation, or sale of assets other than in the usual and regular course of business, there be an affirmative vote of at least two-thirds of the shares entitled to vote, not a simple majority, at a meeting to obtain such approval.

/42/ Under the Shareholder Agreement, Chevron USA has limited preemptive rights which survive only so long as Chevron USA and its affiliates own at least 15% of the total combined voting securities of New Dynegy. The anti-dilution protection accorded by preemptive rights, indicative of Chevron's strategic investor role, is necessary to enable Chevron USA to maintain the minimum ownership necessary to effectively preserve the above-cited minority-shareholder protections. See Shareholder Agreement, Articles VI, VII.

          Taken as a whole, Chevron's limited board representation and limited blocking rights are conceptually distinct from an ongoing, unalterable right to board representation, a disproportionate board (or shareholder) position, or a board representation which creates a "deadlock" position on all issues coming before the board./43/

          Likewise, the By-laws of New Dynegy contain only limited minority shareholder-protection provisions, which merely implement the provisions of the Articles of Incorporation described above./44/ These rights do not give Chevron USA the ability to direct the management of New Dynegy or to cause New Dynegy to take action, but merely to block actions by New Dynegy that would (or could) change fundamentally the company in which Chevron has a significant investment. As such, these rights do not represent the sort of "controlling influence" which is the concern of the Act.

          Under the By-laws, the three Chevron Directors of New Dynegy, if they vote together, can only block the following actions:

          (i) amendment of the By-laws or Articles of Incorporation provisions which, in each case, contain or implement the minority shareholder protections;

          (ii) authorization of new shares of stock where the aggregate consideration to be received for such issuance exceeds the greater of $1 billion or one-fourth of New Dynegy's market capitalization;

          (iii) disposition of the New Dynegy natural gas liquids or gas marketing business other than by contribution to an entity in which New Dynegy retains a majority interest;

          (iv) mergers, consolidations, joint ventures, liquidation, dissolution, acquisition of stock or assets, or issuance of common or preferred stock, which would result in payment or receipt of consideration (including occurrence or assumption of debt or other liability) having a fair market value exceeding the greater of $1 billion or one-fourth of New Dynegy's market capitalization; or

          (v) any other transaction or series of related transactions having a fair market value exceeding the greater of $1 billion or one-fourth of New Dynegy's market capitalization./45/


_____________________________
/43/ Compare Pacific Gas & Elec. Co., Holding Co. Act Release No. 2988, 1941 WL 3536 (Sept. 11, 1941), aff'd, 139 F.2d 289 (9th Cir. 1943) (controlling influence found to exist where 17.71% equity holder was entitled to ongoing board and executive committee representation and had power to elect one half of board of directors).

/44/  The By-laws of New Dynegy are attached hereto as Exhibit A-3.

/45/ Of course, insofar as items (ii) through (v) are concerned, the Chevron Directors, in exercising these provisions, would be constrained by their general fiduciary duties to shareholders. Indeed, Chevron's history of exercising similar protective provisions in Dynegy has not interfered with Dynegy's development and implementation of its own business plan.

          Although the Chevron Directors will sit on most of the major board committees, this practice is, in fact, another customary investor protection to permit effective monitoring and board transparency. Indeed, good corporate practice encourages non-management directors to become active on board committees in the interest of fostering good governance and management accountability./46/ And in all events, the Chevron Directors will have fiduciary duties to the New Dynegy shareholders generally.

          Significantly, the relatively limited provisions protecting Chevron's interests are tempered by obligations limiting Chevron's ability to sell or dispose of its shares of New Dynegy. In addition to a one-year "standstill" on certain acquisitions, proxy solicitations, and sales, Chevron USA is limited in the disposition of its shares of New Dynegy Common Stock to registered offerings and to private placements in which New Dynegy would have prior rights to purchase shares being offered privately.

          Finally, Chevron's blocking rights are further limited in a manner that prevents their use to exercise a "controlling influence" over New Dynegy:
If Chevron exercises such rights twice in a 24-month period or three times over any period of time, it is required to be prepared to either to sell its shares or to relinquish any further blocking rights.

          Although Chevron's role as an important strategic investor in New Dynegy involves certain blocking rights with respect to certain major events materially altering the existing business of New Dynegy, the Commission has recognized that similar blocking rights do not give rise to control or a "controlling influence."/47/ Rather, such blocking provisions merely operate to permit Chevron to monitor and protect its continuing strategic investment in Dynegy.

          4. REGULATION OF CHEVRON AS HOLDING COMPANY IS NOT NECESSARY FOR THE PROTECTION OF INVESTORS OR CONSUMERS.

          Section 2(a)(7)(B) requires that before the Commission imposes holding company status, it must find the controlling influence is "such a controlling influence . . . as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" to impose holding company status. Where such protection is not warranted, the Commission has not imposed holding company status. For example, in Wisconsin Valley Improvement, the Commission found that, although the applicant's management and policies were subject to a controlling influence, "the character of the applicant's business and the nature and extent of the statutory and state commission regulation to which it is subject are presently such as to prevent that controlling influence from being exercised in such a manner as to make it necessary in the public interest, for the protection of investors or consumers" that the applicant be found to be a

_________________________
/46/ As noted above, however, the Chevron Directors will not sit on the Nominating Committee which proposes the other directors for election by the Class A Shareholders.

/47/ The Commission has recognized that a "veto power" over certain corporate actions does not necessarily give the holder of the "blocking veto" an impermissible "controlling influence" over the public-utility company so as to disqualify such owner from receiving an order under Section 2(a)(7). See Allied Chem., 5 SEC at 155 and cases cited supra note 38.

holding company./48/

          Here, even if Chevron, under certain circumstances, were deemed to have the ability to exert a "controlling influence" over New Dynegy, more than adequate protections exist to ensure that such influence cannot be exercised in a manner that would result in the evils that the Act was intended to remedy./49/ Following consummation of the Transaction, Illinois Power will remain subject to the pervasive jurisdiction of the ICC and FERC. Moreover, all of Illinois Power's regulated activities will take place in a single state. Exclusion of Chevron from the provisions of the Act would not result in a "regulatory gap" and would not be detrimental to the public interest./50/ Rather, the resulting holding company structure will serve such interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to those upon which the Commission has in the past looked favorably./51/

          Furthermore, unlike those cases where the Commission has denied exemption or exclusion from the Act, Chevron's holdings in New Dynegy will not be a factor in Chevron's ability to finance the needs of its non-utility operations. Nor would Chevron's status under Section 2(a)(7) adversely affect the Commission's oversight of the Illinois Power utility company structure: following the Transaction, New Dynegy will remain subject to the constraints of
Section 9(a)(2) of the Act. In short, imposing holding company status upon Chevron is neither necessary in the public interest nor required for the protection of investors or consumers.

          5. The Commission has Broad Authority to Construe the Terms of the Statutes Which it Administers and has the Duty to Apply the Act in a Flexible Fashion in Light of Changes in the Utility Industry.

          The Commission has repeatedly recognized that the Act contemplates flexible administration in light of the evolution of the utility industry because the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned

_____________________________
/48/ Wisconsin Valley Improvement Co., Holding Co. Act Release No. 2359, 8 SEC 134, 138 (Oct. 28, 1940) (application under (S) 2(a)(8)) (emphasis added); see also American Gas & Elec., 134 F.2d at n.23. The Commission has stated that when the controlling influence is "sufficiently extensive to embrace the power to bring about the evils that the Act is designed to guard against," will it deny an application. Manchester Gas Co., Holding Co. Act Release No. 2002, 7 SEC 57 (Apr. 4, 1940) (application under (S) 2(a)(8)). The Commission has recognized that Section 2(a)(7) may be read in pari materia with Section 2(a)(8). American Gas & Elec. Co., Holding Co. Act Release No. 2749, 9 SEC 247 (May 12, 1941).

/49/ For a discussion of the public policy concerns that necessitated the Act as they relate to the Transaction, see Item 3.B.5 hereto.

/50/ Id. For a summary of the extensive regulation under Illinois law to which the public-utility operations of New Dynegy will be subject, see Appendix I hereto.

/51/ See, e.g., In re Illinova Corp., Holding Co. Act Release No. 26054 (May 18,
1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

from time to time to keep pace with changing economic and regulatory climates."/52/ Furthermore, the legislative history of the Act indicates that
Section 2(a)(7)(B) was added to provide the flexibility that "is necessary in order that [the Act] can meet the varied and subtle forms which corporate interrelationships have in the past and will in the future take."/53/ The Commission and its Staff have demonstrated considerable flexibility in a wide range of situations in granting exclusions under Section 2(a)(7)./54/

          Administrative agencies have the power and the duty to interpret provisions of the statutes they administer./55/ When an agency is acting pursuant to these powers, courts cannot substitute their judgment for that of the administrative agency./56/ Rather, courts "must respect the judgment of an agency empowered to apply the law to varying fact patterns,"/57/ and cannot

______________________________
/52/ Union Elec. Co., Holding Co. Act Release No. 18368, 45 SEC 489, 503 n.52 (Apr. 10, 1974), aff'd without opinion sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975). This characterization of the Act has recently been cited with approval in Eastern Util. Assoc., Holding Co. Act Release No. 26232 (Feb. 15, 1995), and in Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 n.29 (Apr. 20, 1996). More recently, in WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998), and Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997), the Commission has applied the Union Electric principle, noting that it must remain free to apply the Act in a flexible fashion, overcoming past hostility towards mergers that combine energy sources. The Commission's approach in these cases was specifically affirmed in Madison Gas & Elec. Co. v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). See also Permian Basis Area Rate Cases, 390 U.S. 747, 784 (1968) (administrative agency may adapt its "rules and policies to the demands of changing circumstances"); NIPSCO Indus., Holding Co. Act Release No. 26975 at n.18 & n.30 (Feb. 10, 1999). Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997); Cinergy, Holding Co. Act Release No. 26934 (Nov. 2, 1998); Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992) (approving overseas investment as reasonably incidental to the operation of an integrated electric utility system).

/53/  H. Rep. No. 1318, 74th Cong. 1st Sess., at 9 (1935).

/54/ Of course, many of the cases in which the Commission or its Staff have been called upon to determine whether there was the exercise of such controlling influence so as to make necessary or appropriate the application of the Act have involved markedly different circumstances, such as a history of pervasive control, an active takeover attempt, or where partnerships or other vehicles were utilized incident to a business plan actively to seek to acquire interests in domestic utility assets.

/55/ California Co. v. Udall, 296 F.2d 384, 388 (D.C. Cir. 1961); see also, e.g., Hoctor v. USDA, 82 F.3d 165, 168 (7th Cir. 1996); L'Enfant Plaza North, Inc. v. District of Columbia Redevelopment Land Agency, 300 F. Supp. 426, 428 (D.D.C. 1969) ("It needs no citation of authorities, in fact it would be an unnecessary exhibition of learning to cite authorities for the elementary proposition that an agency charged with carrying out a statute . . . has also the authority to construe the statute.").

/56/ When interpreting statutory provisions, administrators of the statutes often must choose between two conflicting reasonable interpretations. Holly Farms Corp. v. NLRB, 116 S.Ct. 1396, 1401 (1996). Because of their expertise and specialization in the particular regulatory area, administrative agencies are better suited to fill in the gaps and interpret ambiguous statutory terms. In light of this, courts give deference to the agency's interpretation. Chevron U.S.A. v. Natural Resources Defense Council, 467 U.S. 837 (1984).

/57/ Holly Farms, 116 S.Ct. at 1401. In discussing whether a lower court should have allowed an agency to use its own factors in assessing an exception to the statute, the Court, quoting language from Chevron, has stated, "the court should have asked whether `the statute is silent or ambiguous with respect to the specific issue before it; if so, `the question for the court [was] whether the agency's answer is based on a permissible construction of the statute.'" INS v. Aguirre-Aguirre, 119 S.Ct. 1439, 1445 (1999).

overturn an agency's interpretation if it is rational or reasonable./58/ Within the context of Section 2(a)(7) of the Act, the federal courts have recognized that the existence of a "controlling influence" is a highly factual determination that is best left to the Commission's expert judgment./59/

          Agencies such as the Commission often find it necessary to redefine or expand upon the definitions of the operative terms of the statute./60/ An agency is accorded the same deference when it changes its interpretation through redefining or refining the terms of the statutes it administers. Courts recognize that, "an agency may change its interpretation of a statute entrusted to its administration, and that when the intent of Congress is unclear courts must uphold the agency's interpretation if it is based on a `reasonable accommodation of conflicting policies.'"/61/ An agency must have the latitude to adopt and refine standards that may evolve over time in response to the changing realities of the industries they regulate./62/ Such "course corrections" are allowed as long as they are consistent with Congressional intent,/63/ and the agency provides a reasoned explanation for the change./64/

          Granting the order requested by this Application is consistent with the Commission's case law under Section 2(a)(7) of the Act. Applicants further respectfully submit that the judiciary will affirm the Commission given that:
(i) the Commission has broad definitional powers in interpreting and limiting the meaning of "holding company" under Section 2(a)(7); and (ii) the Commission has the authority and duty to reinterpret and refashion the Act in light of significant changes in the utility industry.

______________________________
/58/ Niagara Frontier Tariff Bureau v. United States, 826 F.2d 1186, 1190-91 (2d Cir. 1987); Arkansas AFL-CIO v. FCC, 11 F.3d 1430, 1441 (8th Cir. 1993).

/59/ American Gas & Elec., 134 F.2d at 642 (citing Rochester Telephone Corp. v. United States, 307 U.S. 125 (1939)).

/60/ See, e.g., NIPSCO Indus., Holding Co. Act Release No. 26975, at n.18 (citing Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("An agency is not required to establish rules of conduct to last forever, but rather must be given ample latitude to adapt [its] rules and policies to the demands of changing circumstances.") and Shawmut Ass'n v. SEC, 146 F.2d 791, 796-97 (1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher")). As these cases and the authorities cited below indicate, the Commission's general exemptive authority could not be responsibly implemented without an expansive view of the authority to define terms.

/61/  Production Worker Union of Chicago v. NLRB, 793 F.2d 323, 328 (D.C. Cir.
1986). "Deference to an agency's expertise in construing a statutory command is not inconsistent with reaching a correct decision." U.S. v. Haggar Apparel Co., 119 S.Ct. 1392, 1399 (1999).

/62/ Atlantic Mut. Ins. Co. v. Commissioner, 523 U.S. 382, 389 (1998); Rust, 500 U.S. at 186-87 (1991); Arkansas AFL-CIO, 11 F.3d at 1441. Under Chevron, a statutory term "can mean a range of things, and it is up to the agency, in light of its advancing knowledge . . . to specify the correct meaning." Antonin Scalia, Judicial Deference to Administrative Interpretations of Law, 1989 Duke L.J. 511, 518 (June 1989).

/63/ Toyota Motor Sales, U.S.A. v. United States, 585 F. Supp. 649 (Ct. Int'l Trade 1984).

/64/ Rainbow Broadcasting Co. v. FCC, 949 F.2d 405, 408 (D.C. Cir. 1991). "What we have is the conferral of discretion upon the agency, and the only question of law presented to the courts is whether the agency has acted within the scope of its discretion - i.e., whether its resolution of the ambiguity is reasonable." Judicial Deference to Administrative Interpretations of Law, supra note 61 at 516.

          6.  CONCLUSION.

          Chevron will not "control" New Dynegy or be in a position to exercise a "controlling influence" over New Dynegy or its public-utility assets. Chevron's rights reflect only legitimate and reasonable protections of a minority shareholder to prevent fundamental corporate changes in the company in which Chevron has a pre-existing, strategic investment. Therefore, under
Section 2(a)(7), Chevron is not a "holding company" within the meaning of the Act.

     B.  THE SECTION 3(a)(3) EXEMPTION.

          Should the Commission determine that Chevron is a holding company within the meaning of Section 2(a)(7), Chevron will nevertheless be eligible for an exemption under Section 3(a)(3) of the Act, which provides that the
Commission:

          shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of [the Act], unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers, if -- . . . (3) such holding company is only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company and (A) not deriving, directly or indirectly, a material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company . . . ./65/

          Chevron's interest in New Dynegy will fit squarely within the exemption provided by Section 3(a)(3). Chevron's minority interest in New Dynegy will arise solely because Chevron is willing to consent to and facilitate the merger initiated and sought by Dynegy and Illinova, and not through efforts by Chevron to directly or indirectly engage in the public-utility business or to acquire a public-utility company or public utility holding company. Following the Transaction, Chevron will remain primarily engaged and interested in its non-utility petroleum and chemical businesses, and will not directly or indirectly derive a material part of its income from Illinois Power, or any other public-utility company. For these reasons, Chevron satisfies the requirements of the exemption set forth in Section 3(a)(3) of the Act.

____________________________
/65/ Act (S) 3(a)(3)(A). Subparagraph (B) of Section 3(a)(3) provides that the materiality test described in subparagraph (A) is not applicable where "substantially all of the outstanding securities of the subsidiary are owned, directly or indirectly, by the holding company." See also Aluminum Co. of America, Holding Co. Act Release No. 1669, 5 SEC 640 (Aug. 8, 1939). In light of Chevron's minority ownership interest in New Dynegy, subparagraph (B) of Section 3(a)(3) is not applicable.

          1. IF IT IS A HOLDING COMPANY AT ALL, CHEVRON IS ONLY INCIDENTALLY A HOLDING COMPANY, BEING PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF A PUBLIC-UTILITY COMPANY.

               A.   THE TRANSACTION SATISFIES THE PLAIN LANGUAGE OF SECTION
                    3(A)(3).

          Chevron is a fully integrated petroleum company with no public-utility company subsidiaries and no income derived from the operations of public-utility companies as defined by the Act. As a result, Chevron presently is "primarily engaged or interested in one or more businesses other than the business of a public-utility company" within the meaning of Section 3(a)(3).

          Following the Transaction, even assuming that Chevron is a holding company within the meaning of the Act, Chevron will be "only incidentally" a holding company. Chevron's status as a public-utility holding company will be an incidental result of an arm's length transaction initiated by third parties, independent of Chevron. The development of the Transaction shows that the combination of Dynegy and Illinova is driven by the separate business needs of the respective constituent companies, acting independently. At the time of Chevron's original investment in Dynegy, Chevron did not intend or contemplate the acquisition of an interest in any public-utility or public-utility holding company. Chevron acquired its interest in Dynegy for the purpose of creating a long-term alliance with a major energy trading company and to participate through its equity ownership interest in Dynegy in gas and liquids marketing, midstream services, and wholesale electric generation. Dynegy, in turn, has determined that its combination with Illinova will substantially enhance its marketing and trading operations and give it access to significant resources in important geographic markets. By allowing Dynegy to proceed with the Transaction, Chevron is facilitating Dynegy's strategic expansion.

          This circumstance has nothing in common with attempts to acquire a public-utility company or its holding company. Chevron's post-Transaction involvement in New Dynegy will focus on monitoring and protecting the value of its original strategic investment, consisting of a minority ownership interest proportional to the capital it has contributed. If Chevron were deemed a public-utility holding company subject to registration as a result of the Transaction, that could only be an incidental result of a business combination independently sought by Dynegy and Illinova for reasons unrelated to Chevron's operations, and not the result of any effort by Chevron to acquire or control a public-utility company or its holding company. This is precisely the anomalous result Section 3(a)(3) appears designed to prevent.

          There is no Commission precedent denying a Section 3(a)(3) exemption to a strategic shareholder of a holding company whose minority interest arises solely as an unintended consequence of an arm's length merger transaction initiated by third parties. Commission precedent denying exemptions under
Section 3(a)(3) is in the context of efforts by applicants purposefully to maintain vast, wholly-owned holding company systems with many majority controlled, public-utility company subsidiaries./66/ For example, had the Commission accepted the arguments offered by Cities Service and Standard Oil of New Jersey, any industrial firm could have become a Section 3(a)(3) exempt holding company by simply claiming that its primary business was something other than that of a public-utility holding company. This Application involves no such risk to the public policies of the Act.

          Granting the present exemption does not open the door closed fifty years ago in the Commission's early application of the Section 3(a)(3) exemption. In this case, Chevron's minority ownership in New Dynegy arises through a purchase by Dynegy of Illinova whose public-utility company activities have been the subject of effective state regulation for generations. That purchase is a result of the independently developed business purposes of Illinova and Dynegy. In the context of that purchase, although Chevron for its own independent reasons has maintained a strategic investment in Dynegy, it is only coincidental that Dynegy's combination with Illinova results in ownership by Chevron of a minority interest in a newly formed holding company, New Dynegy. However, Chevron's maintaining its strategic investment (i) will permit the Transaction to occur, and (ii) as a result of Chevron's functional relationship with the energy marketing business of Dynegy, will continue to serve the interests and complement the operations of New Dynegy, including Illinova.

          B. THERE EXISTS A FUNCTIONAL RELATIONSHIP BETWEEN CHEVRON'S BUSINESS AND THE PUBLIC-UTILITY COMPANY BUSINESS OF ILLINOIS POWER.

          The Act does not set forth specific factors or circumstances which define when a company is "only incidentally" a public-utility holding company. In the years following enactment of the Act, the statutory language was glossed by the additional requirement that the incidental nature of a company's status as a holding company be demonstrated in part by the existence of a functional or operational relationship between a subsidiary's utility operations and the primary business of the holding company, even though the text of Section 3(a)(3) does not contain such a requirement./67/ This gloss served to support denial of exemptions in circumstances in which large multi-state holding company systems whose operations had never been subjected to effective regulation sought to avoid regulation under the Act while maintaining control of public-utilities.

-------------------
/66/ See, e.g., Cities Serv. Co., Holding Co. Release No. 2444, 8 SEC 318 (Dec. 23, 1940); Standard Oil Co., Holding Co. Release No. 3312, 10 SEC 1122 (Feb. 5,
1942). Although some of the Congressional debate cited by the Commission in these older cases arguably supports a narrow interpretation of Section 3(a)(3), the Report of the Senate Committee on Interstate Commerce regarding the Act states that the purpose of the Section 3(a) exemptions was to "exempt those holding companies which the committee believes ought not to be covered because of the fact, and to the extent, that they are either intrastate in character or not essentially holding companies in the utility field." S. Rep. No. 74-621, at 6 (1935) (emphasis added) [hereinafter the "Senate Report"]. This statement of the Committee (as opposed to that of any individual member from the floor of Congress) supports an interpretation of Section 3(a)(3) that would reasonably include companies such as Chevron, which are not "essentially holding companies in the utility field." Indeed, the courts have held that explanations articulated during the Congressional floor debate regarding the Act do not supplant the plain meaning of the language of the Act. See Pacific Gas & Electric Co. v. SEC, 127 F.2d 372, 382 (9th Cir. 1942), aff'd per curiam on reh'g, 139 F.2d 298 (9th Cir. 1943), aff'd per curiam, 324 U.S. 826 (1945)
(rejecting argument based upon explanation articulated during floor debate that was at variance with the Act's plain meaning).

/67/ See, e.g., Cities Serv., 8 SEC 318; Standard Oil, 10 SEC at 1129.

Faced with these applications during the first twenty years of its administration of the Act, the Commission articulated two requirements in applying Section 3(a)(3) that these systems routinely failed to meet: (i) that there be a functional relationship between the non-utility industry and the public-utility company it sought to own, and (ii) that the public-utility company be small in size in an absolute sense. The Commission explained the purpose of these conditions was to avoid making "exempt from the operation of the Act a company which would otherwise be subject thereto, solely by reason of its hybrid character."/68/

          The considerations that led the Commission to apply a restrictive gloss to Section 3(a)(3) in those cases do not apply to this Transaction because the Illinois Power public-utility system is subject to effective state regulation./69/ Indeed, the intrastate size and scope of the Illinois Power system reflects decades of effective regulation, not an absence of regulation, and Chevron is seeking neither to obtain nor to maintain control of that system.

          It is especially relevant to this analysis that the Act does not preclude reliance upon other factors, such as those present here, to demonstrate the "incidental" nature of a company's holding company status./70/ The Commission has consistently recognized that it must at times

-------------------
/68/ Standard Oil, 10 SEC at 1129; Electric Bond & Share Co., Holding Co. Act Release No. 11004 33 SEC 21 (Feb. 6, 1952) [hereinafter "Ebasco"]. Standard Oil, Cities Service, and Ebasco each involved ownership of multiple public-utility companies formed prior to the Act which were sprawled across multiple states, and some not even subject to state regulation, and which, by their nature, could not be the subject of effective regulation. The Commission characterized Cities Service as an extreme case where the record plainly indicated "an indulgence in practices explicitly condemned by Congress." Cities Serv., 8 SEC at 336. The Commission noted that for many years, Cities Services "controlled a far-flung utility empire" with utility operations in twenty states and Canada. Cities Serv., 8 SEC at 336-37. Moreover, unlike the present case, Cities Services sought to maintain control over the public-utility operations of its subsidiary.

/69/ The Commission has recognized the enhanced jurisdiction, authority and effectiveness of state commissions. Statement of the U.S. Securities and Exchange Commission Concerning Proposals To Repeal The Public Utility Holding Company Act of 1935 (June 2, 1982) 585, 590-91 [hereinafter "Statement of the SEC Concerning PUHCA Repeal"]. See also AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999) (recognizing effectiveness of the ICC). The size and scope of Illinois Power's operations are the result of generations of effective state and federal regulation and do not represent either private commercial power or the ability to evade regulation. Regulation can increase the size of a public-utility company by requiring that service be widely available without discrimination and at low cost. For this reason, courts have long held that the size of effectively regulated public service corporations alone does not indicate the existence of private market power. See Cost Management Serv. v. Washington Natural Gas Co., 99 F.3d 937, 950-51 (4th Cir.
1998); Rebel Oil Co. v. Atlantic Richfields, 51 F.3d 1421, 1439 (9th Cir. 1995); Southern Pacific Communication Co. v. AT&T, 740 F.2d 980, 1000 (D.C. Cir. 1989), cert. denied, 105 S. Ct. 1539 (1985); MCI Communication Corp. V. AT&T, 708 F.2d 1081, 1107 (7th Cir.), cert. denied, 414 U.S. 891 (1783); Mid-Texas
Communication Serv. v. AT&T, 615 F.2d 1372, 1384-89 (5th Cir.), cert. denied, 449 U.S. 912 (1980); Almeder Mall, Inc. v. Houston Indus., 615 F.2d 343, 354
(5th Cir), cert. denied, 449 U.S. 870 (1980).

/70/ In circumstances where the Commission has developed a formulaic test for applying a provision of the Act, such as a "functional relationship" test, the Commission may approve an application upon either satisfaction of that test or upon a demonstration that the application falls within the plain meaning of the statute and is otherwise consistent with the policies of the Act. Southern Communications Serv., Holding Co. Release No. 26211 (Dec. 30, 1994) (approving formation of telecommunications subsidiary based upon the plain meaning of the applicable provision of the Act and, in the alternative, based upon application of the "functional relationship" test for approving diversification proposals); see also The Regulation of Public-Utility Holding Companies, Division of Investment Management, United States Securities and Exchange Commission (June
1995) at 86-87 [hereinafter the "1995 Staff Report"]. Under this approach, the interpretation of the Act is not limited by decisions rendered early in its administration.

refashion the standards it employs in administering the Act in order to keep pace with the changing economic and regulatory climate of the public-utility industry./71/ In this regard, the Commission may articulate alternatives to, or amplify upon, the functional relationship test in recognition of the ongoing consequence of the electricity and natural gas industries.

          For example, in a 1983 no-action letter, the Staff indicated that the
Section 3(a)(3) exemption would apply to the acquisition of a majority interest in an electric power generating station by an engineering and construction contractor as part of a proposed settlement of litigation against the contractor./72/ There, ownership of a nuclear power plant could not be said to be functionally related to the business of an engineering firm, at least not in the sense of the earlier Commission interpretations of functional relationship. In a subsequent no-action letter, the Staff indicated that the Section 3(a)(3) exemption would apply to the acquisition of a propane-air gas pipeline system by a company that was primarily engaged in the distribution of fuels by truck, the sale of propane appliances and equipment, and the sale, repair, and leasing of forklift trucks./73/ In both of these cases, the ownership of the public-utility company by the exempt holding company was through acquisition and was not a natural incident of the holding company's existing operations. Further, the utility operations were completely distinct from the holding company's existing operations and did not lend any operational or functional efficiencies to the primary business of the holding company.

          It is respectfully submitted that the facts and circumstances of the present case enable the Commission to articulate non-exclusive, definitional indicia that Chevron is "only incidentally a holding Company," consistent with the language and intent of the Section 3(a)(3) exemption. In this instance, the indicia of the functional relationship of Chevron, the Section 3(a)(3) exempt entity, to Illinois Power, the public-utility company, and its holding company, New Dynegy, do not consist of typical "up stream" benefits to Chevron. Rather, the indicia of the functional relationship are "downstream," in that the functional relationships of Chevron to Dynegy (and, post-merger, to New Dynegy) confer benefits on New Dynegy and indirect benefits on Illinois Power, while continuing to serve the legitimate business interests of Chevron. These indicia are:

     (i) Chevron is a strategic, long-term investor in Dynegy -- thus, although Chevron will continue to be primarily engaged and interested in one or more energy-related

-------------------
/71/ See, e.g., Union Elec., 45 SEC at 503 & n.52.

/72/ Haliburton Co., SEC No-Action Letter, 1983 Fed. Sec. L. Rep. (CCH) (P) 77,518 at 78,669 (Aug. 1, 1983).

/73/ Synergy Group Inc., SEC No-Action Letter, 1987 WL 108660 (Oct. 30, 1987). The Commission has recognized that a similar relationship satisfied the requirements of the Section 3(a)(3) exemption in the case where the utility activity was the distribution of propane through underground pipelines and the principal business of the enterprise was the distribution of propane in portable containers, a business that shares no operational relationship to the pipeline operations of the utility. National Distillers & Chemical Corp., Holding Co. Act Release No. 22837, 27 SEC Docket 95 (Jan. 27, 1983).

          businesses other than the business of a public-utility holding company (and as such, Chevron has no interest in acquiring, managing and operating the public-utility operations of Illinova), Chevron's continuing strategic investment in New Dynegy enhances the liquidity of the holding company system and supports the financial integrity of the Illinova companies;

     (ii) The interests of Chevron in the exempt public-utility holding company (New Dynegy) are not commercially involved with or dependent upon the exempt company's public-utility business, and are based instead on other strategic interests, specifically the energy-related aspects of New Dynegy's business, such as energy marketing;

    (iii) There are synergistic post-merger benefits of the continuing strategic investment that flow downstream directly to the energy-related group of which the public-utility is a member. For example, Chevron's commercial arrangements with Dynegy provide a substantial portion of natural gas and natural gas liquids marketed by Dynegy. Such arrangements assure New Dynegy's access to an adequate supply of and ability to provide natural gas and other fuels for the power generation business;

     (iv) The investment is not made or maintained for the purpose of enabling the strategic investor (Chevron) to engage in non-arm's-length, related-party transactions with the public-utility company, or for the purpose of enabling the investor to finance the operations of its non-utility operations. Indeed, the strategic relationship of Chevron to New Dynegy will contribute positively to the financial integrity and independence of New Dynegy, including the regulated public-utility subsidiary of New Dynegy; and

     (v) Chevron will maintain an operational, functional relationship consistent with its incidental holding company status because its natural gas products will continue to be sold to the energy-related business of New Dynegy, and New Dynegy will continue to market gas purchased from Chevron and other gas sellers.

          As such, Chevron's minority interest in New Dynegy is distinguishable from the situation where a company which is not primarily engaged in the energy business and with no functional relationship to the public-utility holding company, proposes to acquire a significant interest in a public-utility holding company, with the expectation of deriving significant return on investment from the utility operation.

          The Commission's broad definitional powers permit it to interpret the "only incidentally a holding company" requirement in a manner that encompasses the nature of Chevron's indirect interest in Illinois Power. It is respectfully submitted that the above articulation of the functional relationship test is consistent with the purposes of the Act, including the protection of investors, and satisfies the statutory requirement that Chevron be "only incidentally a holding company."

          2. CHEVRON WILL NOT DERIVE A MATERIAL PART OF ITS INCOME FROM A PUBLIC-UTILITY COMPANY SUBSIDIARY.

          The other requirement of Section 3(a)(3) - that Chevron will not derive a material part of its income from the public-utility operations of New Dynegy (principally those of Illinois Power) - is fully satisfied here. Chevron's interest in Illinova would result in public-utility revenues representing less than 2% of Chevron's revenues, less than 1% of its operating income, and only 1.5% of Chevron's net income. Set forth below is a comparison and percentage computation of (i) the total revenues and net income of Chevron, and (ii) the utility operating income and net utility income of Illinois Power for the most recent fiscal year ending December 31, 1998:


Chart A
-------

            Chevron                                          Illinova Utility Operations
-------------------------------------------------------------------------------------------------------
(a) Total Revenue   $30.557 billion              (e) Utility Operating Revenue  $2.069 billion
-------------------------------------------------------------------------------------------------------
(b) Operating Income  $2.239 billion             (f) Utility Operating Income  $0.070 billion
-------------------------------------------------------------------------------------------------------
(c) Net Income  $1.339 billion                   (g) Net Utility Income  ($1.356) billion
-------------------------------------------------------------------------------------------------------
(d) Total Assets  $36.540 billion                (h) Total Utility Assets  6.168 billion
-------------------------------------------------------------------------------------------------------

Chart B
-------

 Utility Revenue (e)       Utility Operating Income (f)    Net Utility Income (g)     Total Utility Assets (g)
  as a percentage of            as a percentage of           as a percentage of          as a percentage of
Chevron Total Revenue(a)   Chevron Operating Income (b)    Chevron Net Income (c)     Chevron Total Assets (c)
                                       and
                              Chevron Net Income (c)
------------------------------------------------------------------------------------------------------------
         6.8%                     3.1% / 5.2%                        0%                       16.9%
------------------------------------------------------------------------------------------------------------

          Immediately following the Transaction, Chevron's equity ownership in New Dynegy will be 28%. When computed on the basis of an assumed Chevron 28% ownership interest in New Dynegy, Chevron's status under Section 3(a)(3) is even more compelling. Chart C shows the utility operations of Illinova expressed as the portion attributable to Chevron on equity consolidation, based upon Chevron's equity ownership level in New Dynegy:

Chart C
-------

        Chevron's                Portion of Illinova Utility          Illinova Utility Revenue/Income
   Equity Ownership of       Revenue/Income Attributable to Chevron   as a percentage based on equity
        New Dynegy           on Equity Consolidation Principles/74/     of Chevron's Revenue/Income
---------------------------------------------------------------------------------------------------
                             Utility Revenue:  $0.579 billion                     1.9%
           28%
                             Utility Operating Income:  $0.020                   0.90%
                             billion
---------------------------------------------------------------------------------------------------

Thus, based on attribution to Chevron of an indirect interest of 28% in the public-utility company operations of Illinois Power following consummation of the Transaction, Chevron may be deemed to derive only 1.9% of its total revenues, less than 1% of its operating income, and only 1.5% of its net income directly or indirectly from the total utility revenues and utility operating income of Illinois Power.

          As noted in the 1995 Staff Report, the Commission has generally found that the contribution of less than 10% to the total income of the holding company to be immaterial./75/ Chevron will derive no material part of its earnings from the public-utility company operations of New Dynegy.

          As indicated above, following consummation of the Transaction, the business of New Dynegy will not be that of a public utility./76/ Moreover, the public utility operations of Illinois Power will be reduced, as shown below.

-------------------
/74/ Based on figures from 1998.

/75/ 1995 Staff Report at 113-14. Compare Columbian Carbon Co., 1 SEC 633 (Aug. 5, 1936) (finding public-utility company operations constituting 3.2% of revenues of the holding company to be immaterial), and Milliken & Co., Holding Co. Release No. 23509, 31 SEC Docket 1070 (Dec. 3, 1984) (finding utility operations constituting approximately 3.4% of the holding company's gross sales to be immaterial), with Cities Serv., 8 SEC 318 (finding public-utility company operations accounting for 47.3% of the holding company's assets, 32.6% of its aggregate gross revenues, and 11.04% of its total cash income to be material).

/76/ Item 1.A.C.

          3. ILLINOVA'S PUBLIC-UTILITY COMPANY OPERATIONS SATISFY ANY ABSOLUTE SIZE LIMITATION.

          The Commission has also, at times, required that the subsidiary's public-utility company operations be subject to an absolute size test. As discussed above, Cities Service involved a mammoth multi-state system with 89 public-utility company subsidiaries controlled by the holding company that presented all of the evils the Act was intended to address./77/ Similarly, the Commission's decision in Standard Oil addressed a system with four public-utility company subsidiaries located in three states, which was at least "the third largest [gas utility system] in the United States."/78/ Given Standard Oil's size, the Commission stated that, even had there been a functional relationship between Standard Oil's business and the utilities, it would not have approved of the exemption. The "small size requirement" has been confined to cases involving huge systems that evolved without regulation, were not subject to effective regulation, and were trying to avoid registration even though their operations were the plain targets of the Act.


          Unlike other Section 3(a)(3) applicants denied the exemption by the Commission, Illinova's public-utility company operations are confined to one area, and are not far-flung among several different regions./79/ Illinova's public-utility company operations are entirely located in Illinois and are wholly subject to the jurisdiction of a single public service commission. Illinois Power's size is a function of regulation, not an indication of the absence of effective regulation.

          The transfer of Illinois Power's generation to Illinova Marketing (which will become an EWG within one year of the closing of the Transaction) will have a dramatic effect upon Illinois Power's investment in public-utility assets and the character of its revenues. Illinois Power's rate base will be reduced by approximately 50%. Although Illinois Power's customer base is expected to remain stable, this merely reflects a regulatory power delivery service obligation. Customers will be free to purchase electric energy from their supplier of choice.

          In the short term, Illinois Power expects its revenues to decline somewhat and then to remain relatively stable as a result of the Illinois statutory rate reductions and rate freezes designed to protect consumers and to provide an opportunity to recover substantial transition costs. The composition of such Illinois Power revenues, however, will also change: the revenues received under the fixed rate structure must recover regulatory transition cost recovery and purchased power costs constituting approximately 50% of revenues. Illinois Power's revenues will, therefore, make a reduced net-earnings contribution, as shown on its projected pro forma 2000-2004 Income Statement./80/

-------------------
/77/ Cities Serv., 8 SEC 318.

/78/ Standard Oil, 10 SEC at 1128.

/79/ In contrast, in Standard Oil, the applicant's public-utility operations encompassed substantial portions of three states, and in Cities Service, the applicant had a "far-flung" utility empire with eighty-nine public utility subsidiaries operating in numerous states and Canada.

/80/ See Illinois Power Company pro forma Income Statement, 2000 to 2003, attached hereto as Exhibit L-2.

          Four Exhibits hereto specifically address the issue of size: Exhibit K, Exhibit L, Exhibit N, and Exhibit O.

          Exhibit K-6 hereto shows the revenue ranking and share of cumulative revenue of investor-owned electric utility companies for Illinois and bordering states./81/ As shown therein, Illinova's electric utility revenue is a small percentage (3.9%) of the region studied and is lower than the same percentage for three registered holding companies (American Electric Power: 19.2%, Cinergy:
19.2%, Ameren:  7.9%) and two exempt holding companies (Unicom:  19.7%, NSP:
6.8%).

          The region that includes the State of Illinois and bordering states is the most pertinent for the purpose of the analysis of size. In enacting retail open access, the State of Illinois relied upon legislative findings that "[c]ompetitive forces are affecting the market of electricity as a result of recent federal regulatory and statutory changes and the activities of other states."/82/ As Exhibit K-6 demonstrates, Illinois Power's regional asset ranking is consistent with its revenue ranking and represents only a small percentage (3.9%) of regional electric utility assets./83/ Exhibit K-6 also illustrates that Illinois Power's electric power customer base is small (3.7%)./84/ Moreover, as shown by Exhibit K-8, the same is also true for Illinois Power's natural gas service revenues (2.9%), assets (3.4%), and customers (3.6%)/85/ on a regional basis.

          Viewing Illinova as a combination company does not alter these conclusions. Exhibit K-9 demonstrates that Illinova's revenue (7.6%), asset (11.5%) and customer (7%) shares are small./86/

-------------------
/81/ The relative size of Illinois Power is reflected in the exhibits contained in the recent Application under the Act filed by AES Corporation. See Amendment No. 2 to Application on Form U-1/A under the Public Utility Holding Company Act of 1935 of AES Corporation (Commission File No. 70-09465), filed on August 20, 1999 (the "AES Application"). Applicants hereby incorporate by reference Exhibits K-6 through K-16 of the AES Application (the "AES Exhibits") as Exhibits K-6 through K-16 hereto. This data was based upon 1997 electric and gas utility data.

/82/ 220 Ill. Comp. Stat. 5/15-101A(b) (1997 Cum. Supp.). Illinois Power has also implemented open transmission access in accordance with FERC Order 888 and has joined a regional Independent System Operator. Illinois Power maintains substantial transmission interconnections with major regional electric utilities, including the Tennessee Valley Authority, a public agency that dwarfs Illinois Power, American Electric Power, Ameren, Cinergy, and Commonwealth Edison, all of which are significantly larger than Illinois Power. Open access transmission also makes regional energy resources available to all wholesale and retail open access customers connected to the Illinois Power system. Regional electric competition and open access for electricity also bring competition to bear on natural gas service. This results from the substitution of electric energy for gas. Large gas consumers already have access to competitive supply as a result of FERC Order 636.

/83/ See Exhibit K-6.

/84/ See Exhibit K-6.

/85/ See Exhibit K-8.

/86/ See Exhibit K-9.

          Ranked by revenue, Exhibit K-12 shows that Illinova represents 2.2% of the national revenue of combined gas and electric companies. Alliant, NIPSCO, Northern States Power, Ameren, CMS Energy, and Cinergy are all larger, as are many outside the region. Illinova's revenue share among all utilities was 0.7%. Illinova's asset rankings were similar.

          Within Illinois, two utilities, Unicom and Ameren, are significantly larger than Illinova in terms off revenue rank, asset size, and number of customers. Additionally, four utilities, Peoples, NICOR, Ameren, and Unicom, have more customers. Illinova's percentage share of revenues (11%), assets (13.8%), and customers (10.2%) is significantly smaller than those previously found to be "too large."/87/

          Exhibit N provides updated information for the AES Exhibits/88/ for electric power revenues, assets and customers during calendar 1998. Navigant Consulting, Inc. (formerly LECG, Inc.) prepared the AES Exhibits based upon natural gas and electric power data released by the Department of Energy's Energy Information Administration ("EIA") and has also prepared Exhibit N on a basis consistent with the AES Exhibits EIA has not released equivalent updated natural gas data and Exhibit N accordingly only updates for electric data. The updated data indicates no meaningful increase in the relative or absolute size of Illinova's electric utility operations from that shown by the AES Exhibits. For example, Exhibit N shows Illinova's 1998 share of electric revenue for Illinois and bordering states is 4.6% with five larger firms accounting for 64.4% of electric revenues. Illinova's share of electric utility assets for Illinois and the bordering states (including generation to be divested by Illinova) is 6.4% with five larger firms accounting for 61.6% of assets. Illinova's share of electric customers for 1998 is 3.2%, with nine larger firms accounting for 80.4%.

          Exhibit O provides a regional size comparison based on an alternative data source: electric and gas data available on 1998 annual reports on Form 10-
K. Navigant Consulting examined data available on Form 10-K for the regional electric and natural gas firms in order to ascertain whether Exhibits K-6 through K-16 and N-6 through N-16 in any meaningful respect understate the absolute size of Illinova's public-utility operations; and Navigant Consulting has determined that they do not. The 1998 Illinois and bordering states data as reported on Form 10-K, shown on Exhibit O, confirms that Illinova's electric, natural gas, combined gas/electric, and total utility size is small and has not increased in any meaningful respect from that portrayed by the AES Exhibits. For example, Exhibit O shows that Illinova's share of utility revenue in Illinois and bordering states is 4.4%, with five larger firms representing 52.1% of utility revenues. Exhibit O shows that Illinova's share of utility assets (net of depreciation) in Illinois and bordering states is 4.5%, with seven larger firms representing 62.2% of assets. Illinova's share of customers is 3.2% with 14 larger firms representing 79.1% of customers. The reporting standards for the EIA data differ somewhat from reporting for 10-K purposes and Exhibit O is not therefore directly comparable to Exhibit K or Exhibit N. Exhibit O, however, confirms the overall portrayal of Illinova's current business presented by Exhibits K and N.

-------------------
/87/ See, e.g., AES Corp., Holding Co. Act Release No. 27063 (Aug. 20,1999).

/88/ Exhibits K-6 through K-16. Exhibit N maintains the same numbering scheme and format as the AES Exhibits and is numbered N-6 through N-16.

          Exhibits K, N, and O all overstate the absolute size of Illinova's future operations. As indicated, industry restructuring is reducing Illinois Power's size. Illinova's share of assets drops dramatically once its divestiture of generation is considered. Although Unicom is also divesting its fossil generation, its transmission and distribution asset base alone is more than twice Illinova's post divestiture asset base.

          As indicated by Exhibit L, current and historical financial and operating data overstate the size of Illinova's public utility operations following restructuring. Exhibit L is an analysis prepared by Illinova of its natural gas distribution and electric power delivery (transmission and distribution) public utility operations. Exhibit L contains information regarding the public utility operations of Illinois Power excluding the power generation to be divested by Illinois Power. Exhibit L-1 presents adjusted historic and projected pro forma balance sheet entries. It demonstrates the reduction in the utility plant of Illinova resulting from restructuring. For example, Exhibit O-4 shows Illinova's utility plant (net of depreciation and excluding capitalized nuclear fuel leases) for 1998 as $4.455 billion. Exhibit L-1 shows that the net utility plant for the natural gas and power delivery segments of Illinois Power in 1998 would have been $1.643 and is projected to be $1.586 billion in 2000.

          Exhibit L-2 further shows that the character of Illinova's public utility revenues will change and exemplifies how current and historical date overstate the size of the public utility operations to be retained by Illinova. Illinois Power's rates are frozen and must include purchased power costs and transition cost recovery. In the year 2000, Illinois Power's estimated purchased power costs will equal $601 million - approximately half its total revenues - revenues that include purchased gas of $195 million. Illinois Power estimates that it will recover $55 million in transition costs within its frozen rates in 2000 and more in subsequent years. The size of the transmission and distribution business that will remain within Illinois Power is overstated by these revenues, designed to recover other costs. Exhibit L-2 shows that the projected public utility revenues for Illinova net of transition charges and purchased power are projected to be approximately $600 million. Turning to Exhibit O-4, regional firms with public utility revenues in excess of this amount are responsible for in excess of 90% of the public utility revenues in the region.

          The detailed regulation and service obligations imposed by Illinois law upon the delivery function retained by Illinois Power is inconsistent with concerns over arbitrary and monopolistic behavior, engendered by the sprawling systems dealt with in Ebasco, Standard Oil, and Cities Service. Illinois Power's retained public-utility system is smaller than the systems that were too large in the past and is small in any relevant sense today.

          Thus, under any logical application of a size analysis in the context of Section 3(a)(3), Chevron passes. Illinova does not have the type of public-utility company market share or widespread public-utility company operations that have prompted the Commission to deny Section 3(a)(3) exemptions in the past. Instead, Illinova's public-utility company operations are localized and constitute only a small share of a large and growing regional marketplace.

          4. GRANTING THE EXEMPTION IS CONSISTENT WITH THE PUBLIC INTEREST AND THE LEGISLATIVE INTENT THAT THE COMMISSION APPLY SECTION 3 OF THE ACT FLEXIBLY.

          Once the Commission has found that a holding company is only incidentally a holding company in accordance with Section 3(a)(3), the Act provides that the Commission shall exempt the holding company from the Act "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers." The legislative history of Section 3 of the Act, and in particular the legislative history of the "unless and except" clause, demonstrates that Congress expected the Commission to apply Section 3 of the Act in a flexible fashion in light of contemporary circumstances./89/ The Commission also has stated that the broad and flexible language of the "unless and except" clause should be read "in a way that makes economic and social sense in the light of contemporary realities."/90/ In recent proceedings, the Commission has determined that one of the contemporary realities to consider in deciding whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation."/91/

-------------------
/89/ The Senate Report reveals that Congress consciously chose to structure
Section 3 to provide broad classes of exemptions that would be conferred in a flexible fashion unless the Commission "finds the exemption detrimental to the public interest or the interest of investors or consumers." The Senate Report provides a definitive description of the relationship of the "unless and except" clause to the specific exemptions available under Section 3(a):

    New section 3(a) has been drafted to exempt these holding companies which the committee believes ought not to be covered because of the fact, and to the extent, that they are either intrastate in character or else not essentially holding companies in the utility field. The Commission is required to exempt any company which falls into one of the described classes, unless and except insofar as it determines that exemption is detrimental to the national public interest. The exemption when invoked applies to the company as a holding company and to every subsidiary of the exempted holding company as a subsidiary of such company . . . .

    It is the duty of the Commission, as to any company which it finds to fall in one of these five categories, to exempt such company from any provision or provisions of Title I to the extent it deems such exemption not detrimental to the public interest or the interest of investors or consumers. By thus imposing a mandatory duty upon the Commission to exempt companies falling within defined categories except where such exemption is definitely detrimental to the basic purpose of the statute, the Committee has felt free to broaden the exemptions beyond what would be justified if the exemptions had been made unqualified and self-operative, and beyond the power of the Commission to correct when abused or used to circumvent the purpose of the title.

Senate Report at 5-6, 24 (emphasis added). The flexibility built into Section 3 exemplifies the Commission's precept that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." Union Elec., 45 SEC at n.52.

/90/ Union Elec., 45 SEC 489, 1974 WL 11418 at *13.

/91/ WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988).

          The Transaction will not result in any reduction in the oversight exercised by the ICC and FERC. Moreover, all of Illinois Power's public-utility activities will take place in a single state. Thus, in this instance, as in prior proceedings where the Commission declined to apply the "unless and except" clause, the grant of an exemption from the Act would not result in a regulatory gap and, therefore, would not be detrimental to the public interest. Rather, the resulting holding company structure will serve the public interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to those upon which the Commission has in the past looked favorably./92/

          Further, Chevron's interest in Illinova arises as a result of dramatic transitions in the industry, including the convergence of natural gas and electricity. This convergence has been recognized as consistent with the public interest by the Commission and will not signal the potential for evasion of the Act. The Illinova public-utility operations will complement and enhance Dynegy's current exempt utility company operations. The operations which Dynegy is contributing to New Dynegy will be significant in enabling the company to provide efficient and competitive utility service, and their value is enhanced through association with a public-utility company with power generating assets and experience.

          5. GRANTING THE EXEMPTION IS CONSISTENT WITH PROPER INTERPRETATION AND ADMINISTRATION OF THE ACT UNDER SECTION 1(C).

          Section 1(c) of the Act requires the Commission to interpret and administer the Act in order to eliminate the five evils enumerated in Section 1(b)(1)-(5) of the Act./93/ As demonstrated below, the Transaction threatens none of these evils.

          With respect to the first concern of the Act, the absence of accurate investor information and the problem of "overcapitalization" of public-utility systems without sufficient state regulation, the Commission has found that concerns "with respect to investors have been largely addressed by developments in the federal securities laws and in the securities markets themselves. . . ."/94/

-------------------
/92/ See, e.g., Illinova Corp., Holding Co. Act Release No. 26054 (May 18, 1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

/93/ These evils are: (1) the absence of specific investor information and the issuance of "overcapitalized" public-utility securities without sufficient state regulation; (2) abusive and excessive consumer charges to fund affiliate transactions; (3) the obstruction of state regulation of public-utilities and their subsidiaries and the exercise of control over subsidiaries through disproportionately small investment; (4) holding company growth out of proportion with management and operation, or integration and coordination of related operating properties; and (5) the lack of economy of management, efficiency or adequacy of services in the public-utility industry, or the lack of effective public regulation thereof.

/94/ Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992).

          The State of Illinois, through the ICC, closely regulates the capitalization of public-utilities/95/ and has the express authority to restrict dividend payments if the public-utility's capital is or would become impaired or if its earned surplus is insufficient./96/ Furthermore, the securities of Illinova, Dynegy, and Chevron, as well as the bonds and preferred stock of Illinois Power are all publicly traded. Accordingly, the Transaction presents none of the problems, risks, or evils identified by Section 1(b)(1) of the Act.

          Second, the structure poses no risk of abusive affiliate transactions. The State of Illinois has comprehensive oversight of affiliate transactions such as those between Chevron and Illinois Power./97/ In addition, FERC regulations associated with market-based wholesale rate transactions are applicable to the Transaction./98/ The Commission has recognized that a "comprehensive state system," such as that in effect in Illinois,/99/ "is fully able to protect the financial integrity of the public utility operating within its jurisdiction to assure that neither utility revenues (other than reasonable and proper dividends), utility assets, or utility credit are used for non-utility purposes except in accordance with prescribed guidelines or following review and approval by state regulators. The states also appear to have adequate authority to regulate transactions between the utility and its affiliates to prevent the type of overreaching that characterized so many holding company systems prior to 1935."/100/ Thus, there is no risk of abusive affiliate transactions between the involved entities following the Transaction.

          Third, the structure of the Transaction poses no risk of obstruction of state regulation of public-utility company subsidiaries and the exertion of control over such subsidiaries through disproportionately small investment. The State of Illinois has a comprehensive regulatory apparatus in place that is not affected by the Transaction./101/ Moreover, Chevron's minority voting stock interest in New Dynegy is proportional to its equity investment in New Dynegy.

          Fourth, the structure poses no risk of holding company growth that "bears no relation to economy of management and operation or the integration and coordination of related

-------------------
/95/ 220 Ill. Comp. Stat. 5/6-101-108 (West 1999).

/96/ 220 Ill. Comp. Stat. 5/7-103.

/97/ 220 Ill. Comp. Stat. 5/7-101, 16-121.

/98/ FERC has erected comprehensive protections against cross-subsidies by requiring adherence to a "code of conduct" governing transactions between the franchise-owning public utility and its unregulated marketing affiliates. These code of conduct requirements have specifically been applied to Illinova. See Illinova Power Marketing, 79 FERC (P) 61,010 (Feb. 1997) and cases cited therein.

/99/ AES Corp., Holding Co. Act Release No. 27063 at 58 (Aug. 20, 1999). The comprehensive scope of regulation under the laws of the State of Illinois is also acknowledged in the "Survey of State Regulation of Public Utility Holding Companies," published as Appendix A to the 1995 Staff Report.

/100/ Statement of the SEC Concerning PUHCA Repeal at 590-91. In reaching its conclusion that state regulation was adequate to the task of preventing affiliate abuse, the Commission specifically referenced Natural Gas Pipeline Co.
v. Slattery, 302 U.S. 300 (1937), affirming the Illinois regulatory system's oversight over affiliate transactions. See Statement of SEC Regarding PUHCA Repeal at 585.

/101/ See Appendix I.

operating properties." The properties of Illinova's public-utility operating companies are not affected by the Transaction.

          Finally, Section 1(b)(5) of the Act addresses the situation where "in any other respect there is a lack of economy of management and operation of public-utility companies or lack of efficiency and adequacy of service rendered by such companies, or lack of effective regulation, or lack of economies of raising capital." The Transaction enables Illinova to obtain the capital assets needed to conduct an efficient energy marketing business essential to modern utility service and does not threaten any adverse effects upon public-utility operations.

          C.  THE TRANSACTION IS NOT SUBJECT TO SECTION 9(A)(2) OF THE ACT.

          Various Commission decisions have stated that a single stock acquisition that results in an interest in a holding company with multiple public-utility company subsidiaries requires approval under Section 9(a)(2)./102/ Assuming that a single holding company stock acquisition that results in multiple affiliations solely with the underlying companies ordinarily would trigger Section 9(a)(2), this Section would not apply to the Transaction because there is only one public-utility company of any regulatory significance involved in this Transaction: Illinois Power. The acquisition of securities of its holding company parent by persons not affiliated with any public-utility company or holding company should not be deemed subject to Section 9(a)(2)./103/ This follows from the unique position of EEInc.

          EEInc, an indirect subsidiary of Illinova, should not be treated as a separate public-utility company. EEInc is an Illinois corporation having its principal place of business in Joppa, Illinois. EEInc was organized in 1950 for the purpose of generating and providing electricity to a government nuclear processing facility near Paducah, Kentucky. In order to meet the needs of the federal government at the lowest possible rate, excess output was purchased by the sponsoring utility systems in amounts proportional to their ownership interests.

          The Commission has determined that the federal government service purpose of the project renders its operation largely outside the concerns of the Act. In determining that sales to the United States government should be excluded for the purposes of determining whether one of the sponsoring utilities (Union Electric) was predominantly intrastate in character, the Commission noted that EEInc was unique in the history of the Act in that, although it was a private venture being privately financed, its purpose was the cooperative building of a power project dedicated to serve a vital defense need of the United States Government. "EEInc does not itself sell electricity to private consumers of the type the Act is designed to protect and does not have any securities outstanding in the hands of public investors . . . ."/104/  The
Commission

-------------------
/102/ See Coral Petroleum, Holding Co. Act Release No. 21632 (June 19, 1980), and cases cited supra note 19. An alternative construction or the last clause of
Section 9(a)(2) would require the acquiring company to be affiliated with one public-utility or holding company prior to a single acquisition resulting in an additional affiliation.

/103/ AES Corp., Holding Co. Act Release No. 27063; Coral Petroleum, Holding Co. Act Release No. 21632.

/104/ Union Elec., 40 SEC 1072.

correctly attached no independent regulatory significance to the operations of EEInc or its corporate existence. As discussed below, subsequent Commission and Staff action reinforce the conclusion that EEInc has no regulatory significance for the Commission's analysis of the Transaction.

          As a result of its specialized structure and purpose, EEInc does not represent the type of "other public-utility" which would trigger the application of Section 9(a)(2). As noted above, the purchases of excess power by sponsoring utilities is proportional to the ownership interests retained by the sponsoring utilities. The only reason EEInc is not a wholly government-owned facility or corporation clearly exempt from the Act is the provision of this ancillary function by the sponsoring utilities. These power purchasers, Illinois Power, Ameren and Kentucky Utilities, are not "consumers of the type the Act is designed to protect."/105/ To the extent the Commission considers the ownership of these excess power purchase entitlements to be distinct from federal government operations, that function still does not warrant application of
Section 9(a)(2).

          By contrast, Section 9(a)(2) requires that two truly distinct ("any other public-utility or holding company") public-utility companies or holding companies be affiliated before Section 9(a)(2) applies. The power supply relationship to Illinois Power proportional to ownership renders the project ownership by Illinova essentially irrelevant from a regulatory perspective. In the release authorizing the exemption from 9(a)(2) of certain jointly-sponsored generation supply companies, the Commission noted that it did not consider such public-utilities distinct from their sponsors, and specifically enumerated EEInc as an example of the type of company the Commission intended to foster./106/ The adopting release specifically noted that it was predicated upon the view that "the power supply company, whether a corporation or partnership, is only a source of supply of electric energy to its sponsoring utilities and in practical effect is a divisional unit within the operations of the utilities it serves."/107/ EEInc is in essence the same business unit as Illinois Power.

          As recognized in Union Electric, no regulatory purpose would be served by attaching significance to EEInc as an independent public-utility operation apart from its role as a source of supply to Illinois Power./108/ In Coral Petroleum, the Commission determined that

-------------------
/105/ Id. EEInc also engages in a small amount of exchange energy sales with the Tennessee Valley Authority, another instrumentality of the federal government.

/106/ Rules Exempting Certain Acquisitions By Electric Utility Companies, Holding Co. Act Release No. 21881, 21 SEC Docket 1324, 1981 WL 36277, at n.4 (Jan. 13, 1981). Although Rule 14 is not literally applicable to EEInc, the adopting release establishes the principle that no basis exists to distinguish a power supply company from its sponsoring public-utility and that EEInc falls within that class of cases. EEInc is thus indistinguishable from Illinois Power under Rule 14 and should be so viewed for purposes of this Application.

/107/ Id.  (emphasis added).

/108/ Illinova Generating Co., SEC No-Action Letter, 1996 WL 679234 (Oct. 22,
1996) by implication accepts the analysis presented herein.

substance and not form should determine the application of Section 9(a)(2) and that no "other" entity exists when the two entities are in essence the same business unit./109/



          For the foregoing reasons, Section 9(a)(2) does not apply to the Transaction.

D.  THE TRANSACTION SATISFIES THE REQUIREMENTS OF SECTION 10 OF THE ACT.

          Even if the Commission were to find that the Transaction falls within the approval requirements of Section 9(a)(2), approval should be granted based upon satisfaction of all of the requirements of Section 10 of the Act. The discussion above amply demonstrates that the Transaction is consistent with the public interest. This Application and the referenced filings with the Commission fully disclose the terms and conditions of the Transaction. There is no basis for the Commission to make any of the negative findings under Section 10(b) of the Act. No concentration of control of public-utility companies will result. No public-utility companies are involved in this transaction other than the integrated system that exists today under Illinova's ownership. The fees and commissions bear a fair value to the sums invested and the earning capabilities of the utility assets. Finally, the resulting corporate structure is not unduly complex but instead results from the legal requirements associated with a merger of this nature. The structure is fully disclosed to the investing public, the FERC, this Commission, and the State of Illinois.

          With respect to Section 10(c) of the Act, the public-utility system of Illinova will continue to be integrated and its integrated operation will be enhanced by the immediate injection of substantial equity capital by Chevron and by the prospect of a lower cost of equity due to merging a successful energy-related and exempt generation business into the holding company. WPL Holdings/110/ held that achieving an improved ability to attract capital is a sufficient enhancement of an integrated system to warrant approval under Section 10 of the Act. The strengthening of Illinova is particularly responsive to the market structure adopted by the State of Illinois. The State of Illinois has enacted a legislative scheme that depends upon the efficient operation of market forces to assure abundant and low cost energy, and electric utility service in particular. The market structure created by Illinois law depends on the performance of the new energy suppliers identified by the Commission in Consolidated Natural Gas Co.:

          [F]undamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services . . . .  It appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets

-------------------
/109/ Coral Petroleum, Holding Co. Act Release No. 21632.

/110/ WPL Holdings, Holding Co. Act Release No. 25096 (May 25, 1996).

          as a result of growing interdependence of natural gas transmission and electric generation; and the interchangeability of different forms of energy, particularly gas and electricity./111/

          The combination of Dynegy with Illinova will allow Illinova to participate vigorously in competitive energy markets that the Commission has recognized as essential to efficient utility service and as part of the future of the industry. Chevron's involvement in the Transaction arises solely from Chevron's wholly independent, and prior, interest in participating, through its equity ownership in Dynegy, in gas and liquids marketing, midstream services, and wholesale electric generation. Chevron's interest in Illinova is only incidental to its primary integrated energy business, as it arises solely from and is commensurate with the contribution of the energy-related operations of Dynegy to Illinova.

ITEM 4. REGULATORY APPROVAL

          The Transaction is subject to review and approval by the FERC under the Federal Power Act ("FPA"). On July 23, 1999, Dynegy and Illinova filed a joint application with the FERC requesting that it approve the Transaction under
Section 203 of the FPA. Under Section 203, the FERC will approve the Transaction if it finds that the merger is "consistent with the public interest." In reviewing a merger, the FERC generally evaluates whether the merger will (i) adversely affect competition; (ii) adversely affect rates to captive wholesale customers; or (iii) impair the effectiveness of regulation. Following the Transaction, the FERC will have continuing jurisdiction over New Dynegy's power marketing business and over Illinois Power (and Illinova Marketing), transactions with respect to, inter alia, rates, terms, and conditions for wholesale sales and transmission transactions, including those with affiliates, disposition and consolidation of utility assets and interlocking directorates.

          Illinois Power is currently subject to the jurisdiction of the ICC. Illinois Power filed notice of the Transaction as it affects Illinois Power's electric system on August 13, 1999 with the ICC, along with a voluntary application with the ICC for approval of the Transaction with respect to the change of control over Illinois Power's gas utility. Following the Transaction, the ICC will retain applicable authority over the rates, services provided by, and dividends of Illinois Power, Illinois Power's transactions with affiliates, and, to varying degrees, the business activities of Illinois Power's affiliates.

          Chevron, Dynegy, and Illinova have each made the necessary filings with the Department of Justice and the Federal Trade Commission under the Hart Scott-Rodino Antitrust Improvements Act of 1976. On August 24, 1999, the Federal Trade Commission informed each of the parties that early termination of the waiting periods under such filings has been granted.

-------------------
/111/ Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30,
      1996).

ITEM 5.   PROCEDURE.

          The Applicants respectfully request that the Commission issue its order as soon as possible declaring that Chevron Corp. and Chevron USA are not holding companies within the meaning of Section 2(a)(7) or, alternatively, that Chevron Corp. and Chevron USA are holding companies exempt under Section 3(a)(3).

          The Applicants hereby (i) waive a recommended decision by a hearing officer or any other responsible officer of the Commission; (ii) agree that the Division of Investment Management may assist in the preparation of the decision of the Commission; and (iii) request that the Commission order that the exemption requested by this Application be effective immediately upon consummation of the Transaction.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

          Exhibit A:  Constituent Instruments

               A.1:  Articles of Incorporation of New Dynegy
               A.2:  Attachment to Articles of Incorporation of New Dynegy

               A.3: By-laws of New Dynegy (previously filed with the Commission as Exhibit 99.1 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

          Exhibit B:  Transaction Documents

               B.1: Agreement and Plan of Merger (previously filed with the Commission as Exhibit 2.1 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.2: Subscription Agreement between Chevron USA and New Dynegy (previously filed with the Commission as Exhibit 10.1 to Current Report on Form 8-K of Dynegy (Commission File
                     No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.3: Shareholder Agreement among New Dynegy, Illinova, Dynegy, and Chevron USA (previously filed with the Commission as Exhibit 10.6 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.4: Stock Purchase Agreement between New Dynegy and British Gas Atlantic Holdings BV (previously filed with the Commission as Exhibit 10.2 to Current Report on Form 8-K of Dynegy

                     (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.5: Registration Rights Agreement among New Dynegy, British Gas Atlantic Holdings BV, and NOVA (previously filed with the Commission as Exhibit 10.7 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.6: Registration Rights Agreement between New Dynegy and Chevron USA (previously filed with the Commission as Exhibit 10.8 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.7: Voting Agreement between Illinova and BG (previously filed with the Commission as Exhibit 10.3 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.8: Voting Agreement between Illinova and Chevron USA (previously filed with the Commission as Exhibit 10.5 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

               B.9: Voting Agreement between Illinova and NOVA (previously filed with the Commission as Exhibit 20.4 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

          Exhibit C:  Intentionally omitted, not applicable

          Exhibit D:  Applications and Orders of Certain Commissions listed in
Item 4

               D.1: Joint Application of Illinova and Dynegy for Approval of Merger and Request for Expedited Consideration, FERC Docket No. EC99-99-000 (July 23, 1999)

               D.2: Application of Illinois Power for Expedited Approval of a Reorganization of the Gas Utility and Approval of an Interim Services and Facilities Agreement, ICC Docket No. 99-0419, (Aug. 12, 1999)

          Exhibit E:  Organizational Chart of New Dynegy

          Exhibit F:  Intentionally omitted, not applicable

          Exhibit G:  Financial Data Schedules

               G.1:  Annual Report on Form 10-K of Chevron Corporation
                    (Commission File No. 1-368-2) for the fiscal year ended

                    December 31, 1998 (previously filed with the Commission on March 31, 1999 and incorporated by reference herein)

               G.2:  Amendment No. 1 to Quarterly Report on Form 10-Q of Chevron
                      Corporation (Commission File No. 1-368-2) for the quarterly period ended June 30, 1999 (previously filed with the Commission on August 5, 1999 and incorporated by reference herein)

               G.3: Annual Report on Form 10-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998 (previously filed with the Commission on March 29, 1999 and incorporated by reference herein)

               G.4: Quarterly Report on Form 10-Q of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the quarterly period ended June 30, 1999 (previously filed with on August 16, 1999 and incorporated by reference herein)

     Exhibit H:  Joint Press Release of Dynegy and Illinova (previously filed with the Commission as Exhibit 99.2 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

     Exhibit I: Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of New Dynegy (Registration No. 333-84965) (previously filed with the Commission on September 7, 1999 and incorporated by reference herein)

     Exhibit J:  Intentionally omitted

     Exhibit K:  The AES Exhibits

               K.6: Market Shares for Electric Companies in Illinois and Bordering States (previously filed with the Commission as Exhibit K-6 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.7: Market Shares for Gas Companies in Illinois and Bordering States (previously filed with the Commission as Exhibit K-7 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.8: Market Shares for Combined Gas and Electric Companies in Illinois and Bordering States (previously filed with the Commission as Exhibit K-8 to Amendment No. 2 to Application on Form U-1/A of

                      AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.9: Market Shares for Utilities in Illinois and Bordering States (previously filed with the Commission as Exhibit K-9 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.10: Market Shares for Electric Companies in the U.S. (previously filed with the Commission as Exhibit K-10 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.11: Market Shares for Gas Companies in the U.S. (previously filed with the Commission as Exhibit K-11 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.12: Market Shares for Combined Gas and Electric Companies in the U.S. (previously filed with the Commission as Exhibit K-12 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.13: Market Shares for Utility Companies in the U.S. (previously filed with the Commission as Exhibit K-13 to Amendment No. 2 to Application on Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.14: Market Shares for Electric Companies in Illinois (previously filed with the Commission as Exhibit K-14 to Amendment No. 2 to Application or Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.15: Market Shares for Gas Companies in Illinois (previously filed with the Commission as Exhibit K-15 to Amendment No. 2 to Application or Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

               K.16: Market Shares for Utilities in Illinois (previously filed with the Commission as Exhibit K-16 to Amendment No. 2 to Application or Form U-1/A of AES Corporation (Commission File No. 070-09465), filed on August 20, 1999 and incorporated by reference herein)

     Exhibit L:  Historic and Projected Illinois Power Public Utility Operations
                 Excluding Generation To Be Divested By Illinois Power

               L.1: Illinois Power Company Balance Sheet Excluding Electric Power Generation

               L.2: Illinois Power Company Net Revenues Excluding Electric Power Generation

     Exhibit M:  Intentionally omitted

     Exhibit N:  Size Analysis With Updated Energy Information Agency Data

               N.6: Market Shares for Electric Companies in Illinois and Bordering States

               N.7: Market Shares for Gas Companies in Illinois and Bordering States

               N.8: Marker Shares for Combined Gas and Electric Companies in Illinois and Bordering States

               N.9:  Market Shares for Utilities in Illinois and Bordering
                     States

               N.10: Market Shares for Electric Companies in the U.S.

               N.11: Market Shares for Gas Companies in the U.S.

               N.12: Market Shares for Combined Gas and Electric Companies in
                     the U.S.

               N.13: Market Shares for Utility Companies in the U.S.

               N.14: Market Shares for Electric Companies in Illinois

               N.15: Market Shares for Gas Companies in Illinois

               N.16: Market Shares for Combined Gas and Electric Companies in
                     Illinois

               N.17: Market Shares for Utilities in Illinois

     Exhibit O:  Size Analysis Based on 1998 Form 10-K Data

               O.1: Market Shares for Electric Companies in Illinois and Bordering States

               O.2: Market Shares for Gas Companies in Illinois and Bordering States

               O.3: Market Shares for Combined Gas and Electric Companies in Illinois and Bordering States

               O.4:  Market Shares for Utilities in Illinois and Bordering
                     States

Financial Statements

               1.  Statement of Applicants.

          Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of Chevron Corporation (Commission File Number 1-368-2) for the fiscal year ended December 31, 1998, filed on March 31, 1999; (ii) Amendment No. 1 to Quarterly Report on Form 10-Q of Chevron Corporation (Commission File Number 1-368-2) for the quarterly period ended June 30, 1999, filed on August 5, 1999; (iii) Annual Report on Form 10-K of Illinova Corporation (Commission File Number 1-11327) and

Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998 filed on March 29, 1999; and (iv) Quarterly Report on Form 10-Q of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the quarterly period ended June 30, 1999, filed on August 16, 1999.

          2.  Statements of Top Registered Holding Company.

               None.

          3.  Statements of Company Whose Securities Are Being Acquired or Sold.

          Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of Dynegy Inc. (Commission File Number 1-11156) for the fiscal year ended December 31, 1998, filed on March 30, 1999; (ii) Quarterly Report on Form 10-Q of Dynegy Inc. (Commission File Number 1-11156) for the quarterly period ended June 30, 1999, filed on August 16, 1999; and (iii) Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333- 84965), filed with the Commission on September 7, 1999.

          4.  Statement of Changes.

               None.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

          The Transaction, a corporate merger, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Date: September 30, 1999

CHEVRON CORPORATION                     ILLINOVA CORPORATION



By:/s/ Peter J. Robertson               By:/s/ Larry F. Altenbaumer
   -----------------------------           ------------------------------
   Peter J. Robertson                      Larry F. Altenbaumer
   Vice-President                          Senior Vice President,
                                           Chief Financial Officer,
                                           Treasurer, and Controller


CHEVRON U.S.A. INC.



By:/s/ Peter J. Robertson
   -----------------------------
   Peter J. Robertson
   Executive Vice-President

                                   APPENDIX I

            THE EFFECT OF STATE AND FEDERAL REGULATION UPON ILLINOVA

          Pervasive state and federal regulation have determined the size and scope of Illinois Power's public-utility operations and its role within the regional public-utility and energy service markets created by these regulatory systems. Recent regulatory initiatives have also resulted in the business requirements that have caused Illinova to seek the merger described below.

State Regulation

          The State of Illinois regulates public-utilities through comprehensive legislation and authority delegated to the ICC, principally through the Illinois Public Utilities Act, originally enacted in 1913 and reenacted several times hence./112/ Both the retail electric power service and natural gas service of Illinois Power fall within ICC regulatory jurisdiction/113/. The ICC is charged with the "general supervision" of public-utilities./114/ Illinois law imposes extensive accounting and reporting requirements upon public-utilities/115/ The ICC has jurisdiction over the capitalization of public-utilities and the use of financing proceeds./116/ Unlike some states, the State of Illinois has delegated express authority to the ICC to regulate inter-corporate relations, including transactions between public-utilities such as Illinois Power and its affiliated interests./117/ For example, the ICC approved Illinois Power's investment in independent energy projects contingent upon formation of a holding company and approval of its affiliate relations./118/ Unlike many state public service commissions, the ICC has the express authority to regulate public-utility dividend payments where the public-utility's capital is or otherwise would be impaired or where earned surplus is insufficient./119/ Unlike many states, the ICC must approve coordination agreements among utilities, the acquisition of public-utility assets by public-utilities, the disposition of public-utility assets of a tangible and intangible nature, mergers or consolidations of public-utilities, utility

-------------------
/112/ 220 Ill. Comp. Stat. 5/1-101 (West 1999) et seq.; see also, e.g., Alton Water Co. v. Illinois Commerce Comm'n, 279 F. 869 (7th Cir. 1922) (acknowledging legislative delegation to ICC); AES Corp., Holding Co. Act Release No. 27063 at
n.23 & Section III (Aug. 20, 1999) (discussing authority of ICC over public-utilities).

/113/ 220 Ill. Comp. Stat. 5/3-105 a,c.

/114/ 220 Ill. Comp. Stat. 5/4-101.

/115/ 220 Ill. Comp. Stat. 5/5-101-109.

/116/ 220 Ill. Comp. Stat. 5/6-101-108.

/117/ 220 Ill. Comp. Stat. 5/7-101, 16-121.

/118/ Illinois Power Co., 150 PUR 4th 98 (ICC, May 11, 1996); Illinois Power Co., 147 PUR 4th 225 (ICC, Nov. 9, 1993).

/119/ 220 Ill. Comp. Stat. 5/7-103.

acquisitions of the securities of public-utilities, guarantees, advances of funds, and certain sales of real property having a sale price or annual consideration greater than $5,000,000./120/ Illinois law requires nondiscriminatory access to power delivery systems if and when such access is provided to affiliates that make energy sales at market-based prices./121/ Illinois law regulates extensions of public-utility systems and generating plant additions pursuant to a system of issuing, reviewing, and amending certificates of public convenience and necessity./122/ Unlike many states, Illinois law expressly addresses diversification by public-utilities in order to prevent cross-subsidy inconsistent with the public interest and to avoid impairment of public-utility service./123/ Illinois law vests the ICC with comprehensive regulatory authority over the rates, terms, and conditions of service provided by electric and gas public-utilities./124/

          On December 16, 1997, the State of Illinois enacted the Electric Service Customer Choice and Rate Relief Law of 1997, which introduces retail competition and customer choice to electricity consumers in the State of Illinois./125/ The legislation adopts a comprehensive approach to creating a market mechanism to provide electric energy to consumers. The law contains the following key provisions:

          Rate Decreases: The law provides Illinois Power's residential customers a 15% decrease in base electric rates beginning August 15, 1998, and an additional 5% decrease beginning May 1, 2002.

          Rate Freeze: The law freezes rates for bundled electric service through January 1, 2005 (with the exception of the mandatory rate decreases discussed above), unless the utility's earned rate of return on common equity falls below the 30-year Treasury bond rate for two consecutive years. This rate freeze generally forces public-utilities to absorb fuel and purchased power cost increases. It also provides a vehicle for the recovery of transition costs (frequently called "stranded" costs) minus statutorily prescribed mitigation factors during the transition period established by Illinois law. Thus the revenues of Illinois Power under the rate freeze include fuel, purchased power, and transition cost recovery.

          Retail Choice: Beginning October 1, 1999, the following categories of retail customers will be eligible to choose their electricity supplier: (i) customers with a demand greater than 4 MW at a single site; (ii) customers under common ownership with ten or more sites in a service area which aggregate to at least 9.5 MW in demand; and (iii) customers comprising one-third of the remaining non-

-------------------
/120/ 220 Ill. Comp. Stat. 5/7-102, 7-204.

/121/ 220 Ill. Comp. Stat. 5/7-108.

/122/ 220 Ill. Comp. Stat. 5/8-406-407.

/123/ 220 Ill. Comp. Stat. 5/7-106, 205-206.

/124/ 220 Ill. Comp. Stat. 5/8-101 et seq.; 220 Ill. Comp. Stat. 5/9-101 et seq.

/125/ 220 Ill. Comp. Stat. 5/16-101A.

          residential load. The rest of the non-residential customer group will be eligible for direct access by December 31, 2000. All residential customers will have direct access by May 2002. For Illinois Power, this means that non-residential customers representing 53% of its total current retail electric sales volume will be eligible to select an alternate generation service supplier on October 1, 1999 (subject to pre-existing contract term requirements). All non-residential customers, representing 73% of Illinois Power's total current electric sales volume, will be eligible to select an alternate generation service supplier at year-end 2000 (subject to pre-existing contract term requirements).

          Delivery Service: Illinois Power is obligated to provide delivery service to customers eligible for direct access under tariffs approved by the ICC. The ICC also regulates the services provided by public utilities to alternative retail electric suppliers.

          ICC Oversight of Transmission And Distribution Reliability: The ICC must adopt regulations on transmission and distribution reliability. In addition, Illinois utilities must form or join an independent system operator.

          Sale or Transfer of Electric Utility Assets: During the transition period (1998-2004), electric utilities can sell or transfer assets to affiliated or unaffiliated entities pursuant to an ICC review process which must be completed within 90 days and which establishes specific criteria for ICC review.

          Functional Separation / Code of Conduct: The ICC is required to adopt standards of conduct for electric utilities and is promulgating rules for the functional separation of generation services and delivery services.

          Affiliate Relationships: The ICC is required to, and has, adopted rules governing the relationships between electric utilities and their affiliates, and ensuring non-discrimination in any services provided by the electric utility to its affiliates and to Alternative Retail Electric Suppliers.

          Illinova believes that the public-utility operations of Illinois Power will shrink dramatically as the Illinois restructuring law becomes effective and Illinois Power makes the transition from a company traditionally associated with regulated utility service to a competitive energy company.

          Illinova also believes that the retail sale of natural gas in Illinois will be open to competition. The two largest gas utilities in Illinois have implemented a pilot retail access program.

          Illinois Power is interconnected to the utilities located within four major regions of the National Electric Reliability Council. Illinois Power is a member of the Mid-American Interconnected Network ("MAIN"). Illinois Power's transmission system is interconnected to the following members of MAIN: Ameren Power Services; Central Illinois Lighting Co.; CINergy

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Services, Inc.; Commonwealth Edison Company, Hoosier Energy; Louisville Gas &
Electric Company; Wabash Valley; and Wisconsin Electric Power Company.

          Illinois Power is also interconnected to the East Central Area Reliability Coordination subregion through interconnections it maintains with Louisville Gas & Electric Company and American Electric Power Company. Illinois Power is also interconnected to the Mid-continent Area Power Pool through its transmission interconnection with MidAmerican Energy Company. Finally, Illinois Power is interconnected to the public-utilities located in the Southeastern Electric Reliability Council through its transmission interconnection with the Tennessee Valley Authority.

          Following passage of the Energy Policy Act of 1992, the Federal Energy Regulatory Commission has encouraged and required open access transmission service. Illinois Power has an open access transmission tariff in place that functionally separates, or "unbundles," transmission service from power generation sales. As a result of the presence of competition in wholesale power markets, the absence of barriers to entry, and Illinois Power's commitment to FERC codes of conduct that prevent affiliate abuses and cross-subsidy, the FERC has authorized Illinois Power and its affiliated power marketer to sell power at wholesale at rates set by market forces./126/

          Illinois Power has joined eight other regional public-utilities in ceding operational control of their transmission systems to a regional Independent System Operator; the Midwest Independent Transmission System Operator./127/ The other participants in the Midwest ISO are the following:
Ameren Power Services Company; Southern Illinois Power Cooperative; Commonwealth Edison Company; Central Illinois Light Company; Electric Energy, Inc.; City of Springfield, Illinois; Western Illinois Power Cooperative; and Soyland Power Corporation./128/

          Federal regulation and restructuring greatly amplifies the effect of state-sponsored utility restructuring of Illinova. Centrally located and abutting several major interstate public-utility systems, Illinois Power has long been subject to electric power transmission interconnection regulation by the Federal Power Commission and FERC./129/ As a result of transmission access and the operational integration and interconnection of Illinois Power's power delivery system to many major public-utility systems, retail sales of electricity in Illinois will be subject to active competition by many power marketers, including many major interstate public-utility systems./130

-------------------
/126/ Illinova Power Marketing, 79 FERC (P) 61,016 (1997); Illinova Power Marketing, 73 FERC (P) 61,371 (1995).

/127/ 84 FERC (P) 61,231, order on reh'g, 85 FERC (P) 61,372 (1998).

/128/ See Exhibit D.2, at 5-6.

/129/ The authority to compel interconnections was included in Section 202(b) of the Federal Power Act as enacted in 1935. 16 U.S.C. 824a(b).

/130/ Within this context FERC has already approved as consistent with the public interest the merger of two large independent power companies (AES and CalEnergy) with exempt projects with Illinois public utilities. Central Illinois Light Co., 87 FERC (P) 61,293 (1999); Mid-America Energy Co., 85 FERC (P) 61,354
(1998).

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